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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AGRARIA, LLC
(Exact name of issuer as specified in its charter)

North Dakota
(State or other jurisdiction of incorporation or organization)

PO Box 2136, Jamestown, ND, 58402-2136; telephone (701) 252-3425
(Address, including zip code, and telephone number, including area code, of agent for service)

5812	04-3694116
(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Lisa Swanson Faleide
5174 30th Street NE
Maddock ND 58348

David Heinrich
8915 57th Street SE
Adrian ND 58472-9530

Charles Linderman
651 4th Street South
Carrington ND 58421

Blaine Lundgren
7082 Highway 13
Kulm ND 58456-9705

Richard Schlosser
8530 64th Street SE
Edgeley ND 58433-9734

Terry Ulrich
10098 51st Ave SE
Ashley ND 58413-9312

Brad Weber
1941 67th Ave NE
New Rockford ND 58356-8701

Woody Barth
2599 Co Rd 135
Solen ND 58570-9742

(b) the issuer's officers;

Blaine Lundren, President
Lisa Swanson Faleide, Vice President
Terry Ulrich, Secretary/Treasurer

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

N/A

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

N/A

(f) promoters of the issuer;

N/A

(g) affiliates of the issuer;

N/A

(h) counsel to the issuer with respect to the proposed offering;

Gunhus, Grinnell, Klinger, Swenson & Guy, Ltd.
500 Second Avenue North, Suite 514
PO Box 2783
Fargo ND 58108-2783

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No.

ITEM 3. Affiliate Sales

N/A

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen, and state the method by which such securities are to be offered.

The Company's governors and officers will conduct informational meetings in North Dakota for the purpose of explaining the investment opportunity and answering questions. The Company will also mail a prospectus to interested persons. If the Company receives interest from persons in other states, it may decide to make offers to such persons.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

N/A
No securities have been offered, sold, or issued by the issuer within the past twelve (12) months.

ITEM 6. Other Present or Proposed Offerings

N/A
The issuer or any of its affiliates is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

N/A
(a) No marketing arrangements exist for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Publication authorized by Rule 254 was used prior to the filing of this notification. The last date of publication and communication with prospective purchasers was July 26, 2002.

PART II - OFFERING CIRCULAR MODEL B

CROSS-REFERENCE SHEET

Item No. & Caption		Location in Offering Circular
1	Cover Page	Outside Front Cover Page
2	Distribution Spread	Outside Front Cover Page
3	Summary Information, Risk Factors and Dilution	Summary; Risk Factors; "Dilution" is not applicable
4	Plan of Distribution	Front Cover Page; The Offering and Plan of Distribution
5	Use of Proceeds to Issuer	Use Of Proceeds
6	Description of Business	Business
7	Description of Property	Business Section - Items D, K, L
8	Directors, Executive Officers and Significant Employees	Management
9	Remuneration of Directors and Officers	Not Applicable, but mentioned In Management Section
10	Interest of Management and Others in Certain Transactions	Not Applicable
11	Securities Being Offered	Description of Membership Units; Summary of Member Control Agreement

AGRARIA, LLC
PO Box 2136
Jamestown ND 58402-2136
Telephone: (701) 252-3425

October _____, 2002

Agraria, LLC (the "Company") is offering a minimum of 12,000 and a maximum of 30,000 Membership Units ("Units"). Units purchased by agricultural producers shall be designated as Class A Membership Units, and Units purchased by non-producers shall be designated Class B Membership Units. The Units are the same in all respects except that a majority of the Board of Governors must be comprised of Class A members. All members of the Company are entitled to one (1) vote on all matters submitted to a vote of the membership, regardless of how many Units owned. Transfers of Membership Units may occur only with approval of the Company's Board of Governors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE UNITS OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN UNITS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" at pp. 4-9.

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer or Other Persons
Per Unit	$ 100.00 (1)	$ 0.00	$ 100.00 (2)
Total	$ 100.00	$ 0.00	$ 100.00
Total Minimum	$1,200,000.00	$ 0.00	$1,200,000.00 (3)
Total Maximum	$3,000,000.00	$ 0.00	$3,000,000.00

(1) The minimum purchase per subscriber is 20 Units ($2,000.00).

(2) The Cooperative itself will offer and sell the Units and will not pay any discounts or commissions. Certain of the Cooperative's officers will be responsible for completing offers and sales of the Shares. All organizational and offering costs have been paid by grant funds available to North Dakota Farmers Union.

(3) The proceeds will be held in escrow until the minimum total offering has been sold and subscriptions received therefor. The escrow agent is the Bank of North Dakota.

Approximate date of commencement of proposed sale to public: As soon as practicable after the Company's offering statement is qualified with the Securities & Exchange Commission, and the Company's registration of the securities with the State of North Dakota is effective. This offering will terminate on December 31, 2002, subject to a 90-day extension by the Company. If the minimum subscription level is not achieved by the termination date, all subscription proceeds will be returned to the subscribers. No interest will be paid on the refund of subscription proceeds.

TABLE OF CONTENTS

*All Exhibits to be included in the final Offering Circular are attached in Part III - Exhibits of this Offering Statement.

**Included in "Part F/S" hereto.

INTRODUCTORY STATEMENT

You should rely only on the information contained in this disclosure document. We have not authorized any other person to provide to you with any information that is different or contrary to that set forth herein. This prospectus is not an offer to sell the securities in any state where the offer or sale is not permitted. The information in this disclosure document is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this document. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should read this disclosure document in its entirety.

BUSINESS OF AGRARIA, LLC

1. *Overview of Background for the Project.*

The North Dakota Farmers Union (NDFU) formed the Ultimate Value-Added Cooperative (the "Cooperative") to study the feasibility of a farmer-owned restaurant business. The Cooperative retained the services of Cini-Little International, Inc. ("Cini-Little") to assess the feasability of this new concept. Cini-Little and the Cooperative's Board of Directors conducted a study which determined that a restaurant concept with ownership ties to farmers and direct supply chains from growers was feasible. Although ownership is intended to be linked strongly to North Dakota farmers, the initial location of the restaurant will be in the site that creates the best chance for its success. The study indicates that this site would be a metropolitan area with a population in excess of 600,000.

2. *Summary of Agraria, LLC Business Concept.*

Agraria, LLC is a business concept intending to capitalize on the strong imagery of the family farmer. The driving force of the project is to develop a restaurant chain that is supplied, owned and operated by a family farm-owned company. A wholesome way of life, an environment that involves trust and security, harvest celebrations, and rejoicing over the abundance of good and natural foods are family farm images which can be utilized in a marketing plan to build a successful restaurant enterprise.

The business will be structured and operated to maximize profit. The keys to success will be excellence of food products, superior service, positive price-value perception, and the family farm connection. The emphasis of supplying products with family farm connections will begin with items including pasta, bread, beef, bison, and dairy products.

The restaurant will fall within the category of an "upper-medium" restaurant, sometimes more familiarly known as a "dinner house". This category is differentiated from other restaurants mainly by the higher quality of food, service, and ambiance being offered to guests. These heightened quality standards require an increase in the average meal price which further distinguishes the "upper-medium" restaurants from more traditional family restaurants. However, even with the increase in quality standards, the restaurant will remain below the category of fine dining or top gourmet restaurants.

3. *Restaurant Location and Expansion.*

The Company intends to initially open one (1) restaurant. Ideally, the restaurant will be located in an urban entertainment center which is often found in specialty retail developments or revitalized downtown areas. The products and dining environment offered by the restaurant will emphasize both an entertaining and instructional history of the family farm industry. Upon successful operation of the first restaurant, it is likely that additional restaurant sites will be developed with the ultimate goal of creating a national restaurant chain that is primarily farmer- owned.

4. *Products and Services*

Although dinner will be the primary meal targeted, a substantial lunch trade may develop if the restaurant is located in a business or daytime entertainment location. The overall experience at an "upper-medium" restaurant is perceived to be higher than most other restaurants which allows for an up-charge to guests. Examples of other "upper-medium" restaurants include Houston's, Ruth Chris' Steakhouse, and Mombo Grill.

The restaurant's products and services will include the following:

(a) Retail component, to include the following:

- Bakery and dessert counter
- Home meals and specialty products
- Gift products
- Education elements

This concept is similar to the one incorporated in Cracker Barrel restaurants.

(b) Bar. The restaurant will house a separate bar area which will serve a limited food menu.

(c) Lunch. The restaurant will offer a lunch menu.

(d) Dinner. The restaurant will offer a full dinner dining menu.

(e) Catering. The restaurant will offer semi-private dining areas which will be available to be catered for larger private parties and business functions.

THE COMPANY

The Company was organized as a North Dakota limited liability company on July 11, 2002. Its principal executive offices are currently located at 1415 12th Avenue SE, Jamestown, North Dakota, and its telephone number is 701-252-3425.

A limited liability company has both corporate and partnership attributes. While providing limited liability for its members, it allows for income and losses to pass through to its members and is subject to partnership tax laws. Accordingly, the Company does not pay federal or state income taxes.

Under the Company's Member Control Agreement, annual meetings of members must be held. At such meetings, each member shall have the right to one (1) vote regardless of the number of Units owned.

Membership Units purchased by agricultural producers will be designated as Class A Units, and *those purchased by non-producers will be designated as* Class B Units. *The Units are identical in* all respects with the exception that at least a majority of the Board of Governors must be owners of Class A Membership Units.

Cash distributions from operations, allocations of net income and net losses, and liquidation proceeds shall be made to the Members in proportion to the Units owned (whether Class A or Class B).

The Member Control Agreement (attached hereto as Exhibit "B") controls the financial and governance relationship among the Members and the Company.

Transferability of Units is limited and may done only in accordance with the procedures set forth in the Company's Articles of Organization and the Member Control Agreement.

SUMMARY RISK FACTORS

You should carefully consider the "risk factors" described immediately following this summary. As a start-up company, the Company is subject to numerous risks that are greater than an established company.

THE OFFERING AND PLAN OF DISTRIBUTION

The Company is offering a minimum of 12,000 and a maximum of 30,000 Membership Units in this offering. The offering price is $100.00 per Unit. There will be no commissions, underwriting fees, or expenses deducted from the offering proceeds. The termination date for this offering is December 31, 2002, subject to a 90-day extension. Therefore, the entire offering proceeds will be available for use by the Company only if the minimum offering is achieved. All monies will be held in escrow with the Bank of North Dakota until the minimum offering has been subscribed. In the event that the minimum offering is not subscribed, your subscription proceeds will be returned to you without interest within fourteen (14) days after the termination date of this offering.

The minimum purchase per subscriber is 20 Units ($2,000.00). All purchasers of Units must be members of both the North Dakota Farmers Union (annual dues of $15) and the Ultimate Value-Added Cooperative (one-time membership fee of $50).

No subscriber will be allowed to purchase more than 10% of the subscribed Units absent approval of the Company's Board of Governors. Subscriptions will be accepted based on date and time of receipt, in the event of an over-subscription.

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy the Company's Membership Units. You should also consider the other information in this offering document. If any of the following risks actually occur, the Company's business, financial condition, operating results or cashflows could be materially adversely affected.

This offering document also contains certain forward-looking statements that involve risks and uncertainties. This is particularly true for the Company since the Company has not yet commenced operations. These forward-looking statements relate to the Company's future plans, objectives, expectations and intentions. The forward-looking statements may be identified by the use of words such as "expects", "anticipates", "intends", "plans", and other similar expressions. The Company's actual business and financial results could differ materially from those discussed in these forward-looking statements or the financial forecasts. Factors that could contribute to these differences include those discussed below and elsewhere in this document.

The Company Faces Uncertainties as It Commences Operations

To be successful, the Company must open its first restaurant on a timely and "on budget" basis. The Company's ability to commence operations successfully will depend upon a number of factors, some of which are beyond the Company's control, including the following:

- identification and availability of a suitable restaurant site;
- competition for a given restaurant site;
- negotiation of favorable leases;
- management of construction and development costs of the restaurant;
- securing required government approvals, licenses, and permits;
- recruitment of qualified operating personnel;
- obtaining satisfactory debt financing and receiving the minimum subscription proceeds of this offering;
- competition in the market; and
- general economic conditions.

Variances From Forecasts

The financial forecasts prepared by the Company are based on assumptions made and information gathered by the Company's consultants. There are no assurances that the financial forecasts will prove to be accurate and actual results may vary materially from the forecast.

The Company's Performance is Extremely Sensitive to Its Revenue Assumptions

The performance of the Company is most susceptible to variances in the revenue assumptions. Footnote 5 to the financial forecasts describes the impact to revenue of small changes to assumptions for the average customer check and the number of customers.

The Company is Susceptible to Changes in Food Costs, Labor Costs, and Other Expenses

The two primary expense categories for the Company are "cost of sales" and "labor." Footnote 5 to the financial forecasts discusses the impact to total expenses of small changes to the assumptions for "cost of sales" and "labor".

The Company is subject to increases in other expenses as well.

The Company May Face Delays in the Initial Restaurant Opening

Delays in opening a new restaurant could materially adversely affect the Company's business, financial condition, operating results or cashflows. Any delay in the development and opening of the restaurant would affect cashflow in a negative manner.

The Company May Not Be Able to Expand to Other Sites

The Company does not have specific plans for expansion, but the goal would be to develop additional restaurant sites after successful operation of the first restaurant site. There can be no assurances that any expansion will occur beyond the initial restaurant site, even assuming that the initial site is successful. There are certain advantageous economies of scale associated with expansion, and the Company will consider all business considerations in determining whether expansion is appropriate. A primary constraint to expansion will be the Company's access to capital.

The Company Faces Risks Because of Its Initial Single Restaurant Base

Since the Company will operate only one (1) restaurant site, the Company faces more risk than a diversified restaurant company operating in numerous sites. If the Company's single restaurant experiences local adverse economic conditions or marketing conditions are unfavorable, the Company obviously will suffer more adversely than if it had a diversified restaurant portfolio.

The Availability of Additional Funding is Uncertain

The Company expects that the net proceeds of this offering, combined with debt financing, will be sufficient to fund the Company's capital requirements through at least the next twelve (12) months. However, this may not be the case. The Company may be required to seek additional capital earlier than anticipated if:

- future actual cashflows from operations fail to meet the Company's expectations;
- costs and capital expenditures for restaurant development exceed projected amounts;
- market conditions or general economic conditions negatively impact the restaurant's performance.

If the Company is required to obtain additional capital through the issuance of additional equity securities, your holdings may be diluted.

Limited Experience of Management; The Company's Future Success will Depend upon the Hiring of Key Personnel

The Company's future success will significantly depend upon hiring key people in the positions of General Manager, Assistant Managers, Executive Chef, and Sous Chef. The Company will continue to rely on Cini-Little through the development stage of the restaurant on an as-needed basis. The Company may experience difficulty in hiring qualified employees who have the requisite experience, skill, and desire to work for a start-up company with the associated greater risks.

The Company Does Not Have an Established Relationship with a Food Distributor

The Company will purchase its food and beverages through a food service distributor. Since the Company has not been in operation, it does not currently have a relationship with a food distributor. The Company may not obtain the same volume discounts which may be available to larger restaurant companies, including the Company's competitors. The Company also may not obtain the same level of service from a food distributor as compared to the level of service provided to the more established and larger restaurant organizations.

Changes in Consumer Preferences or Available Discretionary Spending Dollars Could Adversely Impact the Company's Results

The Company's restaurant will feature family-style, American cuisine offered in an informal dining setting. Aside from whether the specific value proposition offered by the Company's restaurant is viewed favorably by consumers, the Company is affected by general shifts in consumer preferences, discretionary consumer spending, general economic conditions, disposable consumer income, and consumer confidence. Adverse changes in these factors could reduce customer traffic or pose limits on pricing. Any such results would materially adversely affect the Company's business and financial performance.

The Company Will Operate in a Highly Competitive Industry

The restaurant industry is highly competitive. The Company will compete on the basis of quality of product, price of product, service, and overall dining experience. In whatever location the Company ultimately chooses to locate its first restaurant, there will be significant competition from both large restaurant chains and independent restaurants serving a variety of cuisines. These competitors range from local operators to significantly capitalized national and/or multi-national restaurant companies. Many of these competitors will have substantially greater financial resources, human resources, and established operating histories with market share. There can be no assurances that the Company's restaurant can successfully compete in this environment.

The Company Could Face Difficulties in Maintaining Adequate Labor

The Company may not be successful in retaining the management and labor necessary to implement the business plan. The Company's success will depend upon its ability to hire and retain a sufficient number of qualified employees, including chefs, management, and waiters. There can be no assurances that qualified individuals can be retained for all the positions required. As a start-up company, it may be more difficult to hire qualified individuals, and the Company may be required to pay higher wages to attract capable employees which would result in higher labor costs.

The Company is Subject to Extensive Government Regulation

The restaurant business is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. The Company has not yet obtained necessary governmental licenses, permits and approvals. The inability to timely obtain such licenses, permits and approvals, including food and liquor licenses, could cause material delays in the commencement of operations and adversely affect the Company's capital position. The Company's Project Manager will be responsible for determining and obtaining the necessary governmental approvals in connection with any site selection.

As a restaurant serving alcoholic beverages, the Company is also subject to a state's or the District of Columbia's "dram shop" statutes. These statutes generally impose liability on an establishment that serves alcoholic beverages to an intoxicated person who causes injury to another person. We intend to obtain liquor liability coverage as well as comprehensive general liability insurance (including product liability coverage). Nevertheless, there can be no assurances that any liability imposed as a result of a successful claim made against the Company would not exceed the Company's insurance coverages.

There are numerous federal and state laws governing the Company's employment relationships and the manner in which the Company generally does business. Some of these laws include the Americans With Disabilities Act, OSHA, food safety laws, and numerous matters. While the Company will strive to comply with all applicable federal and state laws, there can be no assurances that a violation of any of these or other laws will not occur. If such a violation does occur, there can be no assurances that any liability imposed as a result of a violation by the Company would not exceed the Company's insurance coverage and would not significantly hinder the Company's financial stability.

The Company Faces Risks of Litigation

Since the Company's business is providing food and beverages to customers, the Company risks complaints or litigation from customers alleging illness, injury or other food-quality concerns. The Company is also subject to all of the risks of litigation held by any other business, including employee claims (including, but not limited to, claims of discrimination, claims of sexual harassment, wrongful termination), breach of contract claims, "slip and fall" type claims, and other matters. Any food-related claim would have adverse publicity, which would likely have a negative impact on the Company's reputation in the marketplace.

The Company Has Adopted a "Cooperative Governance" Structure of "One Member, One Vote"; Class A Members are Guaranteed to Hold a Majority of the Board Seats Regardless of Ownership

The Member Control Agreement provides that each Member shall have one (1) vote on all matters submitted to a vote of the membership regardless of the number of Units owned. This is the same governance structure as applies to farmer-owned cooperatives. Also, the Member Control Agreement provides that at least a majority of the Governors on the Board must be comprised of Class A Members - who are the farmer Members. Therefore, depending on the make-up of purchasers of Membership Units, it is possible that Class B Membership Unit holders will not have proportional representation on the Board of Governors.

The Company Does Not Have a Public Market for the Units and Does Not Anticipate that One Will Develop in the Foreseeable Future

There is no public market for the Units purchased by you. Any transfer of Units requires the consent of the Board of Governors. The Company does not have any intention of attempting to develop a public market for the Units. Therefore, investors in this offering may not be able to obtain liquidity respecting their investment, and they should expect to own the Units for an indefinite period of time. The Company intends to develop a fiscally responsible dividend payment policy, assuming satisfactory results, which will benefit the owners.

The Company is Subject to Federal Tax Risks

New developments in the tax laws which will affect the Company and its operations are occurring constantly. Thus, the Company and the Members may be affected on a prospective or retroactive basis by changes that may result from Congressional action, IRS rulings, Treasury regulations, or judicial decisions.

The Company has not requested and does not intend to request a ruling from the Internal Revenue Service ("IRS") that the Company will be classified as a partnership for federal income tax purposes rather than as an association taxable as a corporation. Under current IRS procedures, it is doubtful whether a ruling would be issued by the IRS if requested. The Treasury Department adopted rules effective in 1997 which allows an unincorporated business entity (including limited liability companies) to elect to be taxed as either a partnership or a corporation under federal law. Prior to such regulations, which extend far more flexibility, the entity had to lack certain corporate attributes in order to be taxed as a partnership. If the Company, for any reason, should be treated as an association taxable as a corporation for any year, the Company, rather than the Members, would be entitled to current deductions for costs incurred by the Company and the Company would be taxed on company income, and membership distributions would be taxed to the Members as dividends to the extent of current and accumulated earnings and profits of the Company.

You Will Be Required to File Applicable State Income Tax Returns for Allocated Income

You are responsible for filing requisite state income tax returns for the state where the Company does business. Therefore, this will be an additional burden imposed on you and may increase the cost of preparation of your income tax return.

You May Be Allocated Taxable Income in Excess of Cash Distributions

It is possible that during some years of Company operations, a Member's allocated share of the Company's income could exceed the cash distributions to that Member. This will usually arise when the Company's income is used to repay borrowings or is retained by the Company (and is thus not distributed to the Members) for future development requirements, working capital or maintaining reserves. It is possible that, in such event, the cash distributions may not be sufficient to pay the federal and state income tax attributable to a Member's allocated share of the Company's income.

You Could Be Liable For Return Of Illegal Distributions

Under the North Dakota Limited Liability Company Act, a Member who has received distributions which cause the Company to be unable to pay its debts in the ordinary course of business will be liable to the Company for a period of two (2) years thereafter for an amount equal to such distributions if such amount becomes necessary in order to discharge the liabilities of the Company.

Changing Conditions

The Company is subject to changes in market conditions, governmental regulations, tax regulations, permits, and other factors which may change perspectively. Accordingly, the study done by the Company and any of its forecasts will be subject to changing conditions and assumptions.

OFFERING PRICE FACTORS

The offering price for the Units has been determined based on the consideration of many factors, including: (i) fixed assets costs; (ii) working capital needs; and (iii) start-up costs. The offering price for the Units does not represent the Company's estimate of the book value of the Units, the Company's net worth, or any other measurable determination of value. Therefore, the Company makes no representations, whether express or implied, as to the value of the Units offered hereby. There can be no assurances that such Units can be sold at either the offering price or any other price in the future.

SOURCES AND USES OF PROCEEDS

The following discusses the sources of funds for the Company's restaurant project along with the itemized uses of such capital.

Sources of Funds

The projected sources of capital for the Company are as follows:

	Minimum Subscription	Maximum Subscription
Subscription Proceeds	$1,200,000.00	$3,000,000.00
Debt Proceeds	$1,800,000.00	$ - 0 -
TOTAL SOURCES Of FUNDS	$ 3,000,000.00	$3,000,000.00

Uses of Funds

The proceeds of this offering, along with available debt financing, will be used as follows:

Building Lease deposit	$	112,900.00
Landscape Cost	$	20,000.00
Build-Out Finishes	$	322,500.00
General - Construction		
Mechanical	$	294,550.00
Life Safety & Fees	$	321,700.00
Electrical	$	172,000.00
Fixtures, Furnishings & Equipment		
Washroom Accessories	$	37,600.00
Food & Bar Equipment	$	483,800.00
Furniture & Fixtures	$	303,200.00
Music, Artifacts and Signs	$	64,500.00
Office Furniture & Equipment	$	37,600.00
Electronic Cash Management	$	78,500.00
Special Interior Design Highlights	$	107,500.00
Smallwares and Pre-opening Costs		
Table Top	$	60,000.00
Working Smallwares	$	30,000.00
Menus, Uniforms, Etc.	$	30,000.00
Pre-opening Paid Media Advertising	$	90,000.00
Pre-opening, P.R. Parties, Etc.	$	45,000.00
TOTAL DEVELOPMENT USES	$	2,611,300.00
Working Capital	$	388,700.00
TOTAL WORKING CAPITAL USE	$	388,700.00
TOTAL USES OF FUNDS	$	3,000,000.00

The foregoing discussion represents the Company's best estimate of its allocation of the net proceeds of this offering based upon the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures may vary substantially from these estimates and the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use portions thereof for other purposes.

The Company has generally discussed debt financing with lenders, but has not obtained a commitment. If debt financing on acceptable terms cannot be obtained, the Company will terminate the development of the project and return all remaining equity to the members.

CAPITALIZATION

The following table sets forth our capitalization on a pro forma basis to reflect the issuance of Membership Units in connection with the minimum and maximum subscription proceeds of this offering, along with obtaining the respective amount of debt financing.

	Minimum Subscription	**Maximum Subscription**
Long Term Debt	$1,800,000.00	$ - 0 -
Membership Paid-in Capital	$1,200,000.00	$3,000,000.00
TOTAL CAPITALIZATION	$3,000,000.00	$3,000,000.00

The Company anticipates having approximately $388,700.00 of cash available for operations as of the projected commencement of operations.

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BUSINESS

Overview

A. Business Concept

The Company is introducing a new restaurant concept that capitalizes on the strong imagery of the family farmer. The driving force of the project will be to develop a restaurant chain that is supplied, owned and operated by a family farm-owned company. A wholesome way of life, an environment that involves trust and security, harvest celebrations, and rejoicing over the abundance of good and natural foods are family farm images which the Company will utilize to build a successful restaurant enterprise. The Company intends to develop a brand that conveys the spirit of the restaurant through the picture of a gentleman farmer or farming family. The Company will attempt to capitalize on the marketable mind-set in the American public that would invariably prefer food products from a source that is personalized, trustworthy, and deserving of support.

Every food item offered by the restaurant will have a "story" whether it be the wheat used to make bread and pasta, the growing process of bison and beef, or the dairy/creamery process in making dairy products. The restaurant's theme of "field to table" will enable the restaurant to create a real value proposition that drives customer participation and profits. While sourcing and family farm ownership are important marketing aspects, the final product and service will be what drives the success of the Company. Menus must match consumer desires for familiar food products while also allowing for development of "signature items."

The restaurant will compete in the "upper-medium" restaurant or "dinner house" market segment. In this market segment, the cuisine is often unique, including international, fusion and a simply higher-grade of familiar fare. Service is refined and interior design is higher than average grade. The overall dining experience in this market segment is perceived to be higher than most other restaurants which allows for an up-charge to guests. As explained below, the Company intends to differentiate the restaurant mainly by the higher quality of food, service, and ambiance being offered to guests. These heightened quality standards require an increase in the average meal price which further distinguishes the "upper-medium" restaurants from more traditional family restaurants.

The Company intend to attract a variety of guest types. Through the signature theme of providing substantial family-sized portions, families will be attracted to the restaurant for the perception of a greater overall value. In addition, the ambiance and uniqueness of the restaurant will attract "couples" and the "business-oriented" customers. Guests will be those seeking a unique dining experience with higher than average meal quality and service.

The Company plans to locate the initial restaurant in an urban entertainment center, or similar demographic area, often found in specialty retail developments or revitalized downtown areas. Such an area will typically have substantial dinner restaurants nearby which generally generate increased restaurant guest demand to the area. This type of restaurant location increases market penetration and attracts visitors from longer distances.

The restaurant products and environment will include an entertaining and instructional background of the family farm industry. The education process will begin in the lobby area which will be adorned with both historic and modern murals of the family farm industry. Photos and stories of featured farms or "farmer of the month" will be displayed. The guests will be presented with subtle opportunities to become further educated in the family farm industry while dining. Family farm or product stories will be provided in the menu, on the table setting, or even imbedded in the tabletops. Every table will have a different "family farm story" provided in an unobtrusive table tent display. These displays will include personalized stories of family farms emphasizing the educational element of the restaurant while soft-selling different products to customers. The restaurant's goal will be to relay an educational story to guests which highly impresses the fact that the owners of the restaurant represent a very large association of farm families pursuing a livelihood in the agricultural industry.

B. Principles of Success

The following identifies those principles that the Company will incorporate and maintain through development and operations which are deemed necessary to create a successful restaurant business.

1. **Menu and Product Excellence**. The basic formula of a successful restaurant starts with great food. This is achieved through a development of menus that offer both the familiar along with the unique to provide a distinctive variety of fare. It is also the goal of every innovative restauranteur to develop "signature items" that the restaurant is famous for serving. Such "signature items" often become the key drawing component for repeat customers and the basis for word-of-mouth advertising by loyal customers.

   The quality of the product must be fresh and delicious. Since the restaurant will pride itself on the sourcing of its food product, top-grade ingredients must be utilized.

2. **Service Excellence**. Even if all of the pieces for a successful business formula are correctly in place, a guest's visit and perception of the restaurant could be ruined by one minor negative service experience. Such service errors can often occur and are usually the result of non-attentiveness by staff. Guests are negatively affected by poor service techniques such as a prolonged waiting time before having their order taken, a water glass not refilled quickly, or even an unclean fork at setup. Such poor service may provide the guest with one negative element for which the entire dining experience will be remembered and commented upon to others.

   Service excellence begins with proper training of staff including training in how to turn a negative situation into a positive experience and handling any customer dissatisfaction quickly, professionally and with sincere apology. While personal service and friendliness is an oft-noted business axiom, these service attributes cannot be over-emphasized in restaurant operations and are often underachieved by many in the restaurant industry. The restaurant will emphasize attentiveness to guests which realistically takes a minimal amount of staff time yet substantially increases customer satisfaction and promotes repeat business. Chefs visiting tables to inquire on the meal, waiters who spend time getting to know the customers, hostesses providing a hospitable welcome and send-off, are all examples of service methods that go the "extra mile" and will be remembered by guests.

3. **Positive Price-Value Perception**. The Company's goal is that patrons will not perceive pricing as an issue when presented with the quality of food product and service that is expected of the restaurant. Nevertheless, providing excellent product and service, along with substantial-sized portions, will allow for higher pricing levels and create a positive price-value perception for the guest.

4. **The Family Farm Promotion**. The business impetus for the company is to develop a restaurant chain that is created, supplied, owned and operated by family farms and related associations. The imagery of wholesome products, personalized interaction, and good reputation are marketing aspects on which to build a successful restaurant enterprise. Thus, the concept and its marketing efforts must emphasize this strength.

5. **Growing the Brand to Increase Family Farm Cooperative Participation**. To maintain the integrity of the goal of promoting family farms and their products, a key strategy will be to continually look for new opportunities to increase participation by family farm groups. At the outset, this strategy will include participation by NDFU members. Thereafter, potential participation by family farm cooperatives and associations in other states will be explored. Each restaurant may add regional menu items that provide a special feature and linkage to the local agricultural market. The restaurant will emphasize farmer-related brands (whether through cooperatives or other organizations) which may yield some corporate sponsorship for the restaurant.

6. **Stress the Supply Strengths**. A theme of the restaurant will be to emphasize and promote products that are family farm based. Family farm based products initially will include pasta, bread, beef, bison, and dairy products. Although the restaurant will find it impossible to have all product supply directly linked to family farms, the goal will be to achieve family farm supply lines for key products and the promotional capitalization of that operation. Both processors and distributors are part of the normal supply channels between the grower and a restaurant, and efforts will be made to control the quality of the product through the processing and distribution channels.

7. **Building and Location**. The Company will seek an initial restaurant site that is located in an urban entertainment center (often described as "revitalized downtown areas"), where a variety of specialty retail, entertainment (including theatres and multiplex cinemas), and primarily dinner house restaurants are highly concentrated to create a street fair type of demand.

   The family farm experience will begin when guests approach the restaurant which is targeted to be a renovated, if not historic, building location. The exterior design optimally would be fashionable and intriguing. A site will be sought that provides a partial view into the restaurant's interior allowing potential guests can see others enjoying a pleasant and receptive environment.

   The Company has determined that the initial restaurant site will be located in a leased building with a required leased premises size of 10,690 square feet. Further details regarding size, and layout of the restaurant facility are discussed below.

C. Restaurant Cuisine

1. **Menu Strategy**. The family farm restaurant concept will be driven by the excellence of the menu and food product emphasizing the unique sourcing of the product and the restaurant's ability to offer top-grade ingredients and preparation. The menu will consist of "All American" food with an emphasis on pasta, meats, and regional specialties. The menu will be organized with a combination of a la carte main items and "family style", or large dishes, to be shared around the table for side dishes and some specialty products. This ordering style has been popularized with some successful dinner house restaurants and will fit particularly well with the Company's family farm concept.

   One of the restaurant's menu strategies is to develop "signature items" that drive repeat business. The family farm product-sourcing theme presents an advantage for highly familiar items such as meats, pastas and breads with the emphasis on quality and great taste. Offering substantial menu variety increases customer satisfaction and purchase potential; however, it is important to temper the wide-variety of products by maintaining a reasonable food cost. The restaurant's operational team will strive to maintain the food cost standard while not losing sight of trying to provide a reasonable variety of products to patrons. The restaurant will give special care to the children's menu in order to maintain the goal of being a family restaurant business. The restaurant will attempt to make children's meals familiar and fun. Creative ideas for children's meals will be included such as storylines on children's menus, quotes of what children on farms do in a typical day, and other educational items.

   Pasta will be an emphasis on the menu and will be one item where the restaurant will be able to offer a wide-variety beyond that of most competitors in the industry. Pasta will offer the restaurant one of the better opportunities to create some unique items that will hopefully obtain "signature item" status. A multiple variety of pastas (changing often) and unique ingredients, in combination with a marketing promotion that the pasta is the freshest and best quality, will make pasta a key promotional item to capture guests.

   Meats, particularly steak, will be another emphasized main course menu item. The restaurant will stress larger than normal cuts along with the possibility of seasoning variations to be chosen by guests when ordering. Only the highest quality meats available will be utilized by the restaurant.

   The restaurant menu will be reviewed and refreshed often, particularly in the early testing of the restaurant concept's acceptance by the public. Seasonal menu items will be highlighted to generate continued public interest in the menu.

2. **Menu Concept.** The following describes the menu concept direction for each type of menu item.

- Soup, Salad & Appetizer. The appetizers will include fresh salads with meats. Uniquely flavored side breads will be promoted as signature side items including Parmesan and sun-dried tomato, three-cheese, garlic, etc. Soups will have a wider than average variety including those emphasizing meats and vegetables along with cream-based soups. Freshly-baked breads or rolls will be offered to each table.

- Entrees. Entrees will focus on the freshest steak, chicken and specialty meats (i.e., lamb and bison). Steak will be a focus and will include items for prime rib, ribeye, tenderloin, New York strip, and filet mignon. There will likely be a burger option for the children's menu.

  A variety of pasta will also be highlighted as a key entree offering. Different sauces in combination with different pasta types may serve as a mix-and-match option for guests allowing the creation of personalized pasta combinations.

- Side Dishes. Side dishes will be promoted in "family-style" dining portions and will include such items as potatoes, wild rice and vegetables.

- Desserts. The desserts will focus on fresh fruit in combination with bakery products. Cobblers, bread puddings, cheesecake, fruit shortcake, and the like will be emphasized. The dessert menu will focus on great taste with little attention paid to calories.

- Beverages. The restaurant intends to have an extensive wine list with special emphasis on wineries of family farm origin. Other beverages will include natural sodas, flavored ice teas, and a variety of alcoholic and non-alcoholic offerings.

3. **Pricing.** The restaurant will strive to be in the lower-end pricing structure of dinner house restaurants. This lower-end pricing will allow the restaurant to target the family market more than the high-end dinner guest. Given exceptional food quality and abundance through family-style dining (often resulting in substantial take home "doggy bags"), the price-value relationship should be highly competitive and will serve to make the restaurant one of the most competitive and sought after dinner house opportunities in any market.

   Lunch pricing for main course combinations will range in price from $7.00-$13.00. Dinner will have only slightly higher prices with a range from $9.00-$15.00. Appetizers, desserts, soups and salads will also be priced very reasonably to attract purchases of these additional items.

   Projected average check per guest for all customer types (including bar, catering, and main dining) will be $16.80 for lunch and $22.97 for dinner.

D. Restaurant Facilities and Layout

1. **Lobby Area.** Guests will be warmly greeted immediately upon entering the restaurant's lobby. A welcoming staff will be trained to be very personable and strive to engage in an enjoyable conversation with the guests. Through observation and brief conversations, the host/hostess may be able to discover things that will determine where the guests should be seated as well as how the guests should be specifically serviced and entertained. The goal will be to provide a much higher than normal personalized welcome that earns guest loyalty and repeated business.

   The lobby area will be adorned with both historic and modern imagery respecting the family farm industry. This background may be a combination of murals on the wall as well as a variety of hands-on displays. Background television monitors showing PBS-style family farm reports is also an option that will be investigated. The restaurant's goal will be to relay an educational story to guests which highly impresses the fact that the owners of the restaurant represent a very large association of farm families pursuing a livelihood in the agricultural industry.

   From the lobby area, the bar area and the retail area will be visible and freely accessible which will help to alleviate congestion in the lobby. The Company intends to provide up-selling and extra services in the lobby including offering drink service, providing menus for guests to review prior to being seated, and providing sampler food products.

2. **Retail Area.** The Company intends to include a retail area in the restaurant which would be accessible from both the lobby and dining areas. Optimally, the retail area will also have a view from the street-side to attract pedestrian traffic.

   A retail component would be complimentary to the restaurant and have a focus on specialty food products. The service counters for the retail area would be actively staffed at all times for tasting, sales, and friendly service.

   Items to be considered for retail sales include the following:

   - Bakery and Dessert Counter. Bakery products, pastries, and sweets would be offered.

   - Home Meal Counter. Raw pasta, bottled sauces with unique flavors, make-at-home meal packages, jams, jellies, syrup and specialty condiments would be offered.

   - Gifts. Various packaged food products, freeze-dried products, wines, and limited retail specialty products (quilts, cookbooks, crafts, etc.) would be offered.

   In addition, the retail store area would include education/entertainment features, such as a pasta-making display, a farm family video, grain sample bins and other educational items.

3. **Bar Area.** The bar area may have various design configurations based on the building layout. The bar area will be one that emphasizes comfort with lounge-style seating and a high-end atmosphere. The intended utilization of the bar area will be principally for socializing with beverages although a light appetizer menu will be offered. Wine display and wine sampling will be an additional promotion in the bar area.

4. **Main Dining Area.** The main dining area will have a family dining room atmosphere. "Home feeling" furniture will adorn the dining area with various furniture pieces being used as partitions for extra dining privacy. The furniture, fixtures, and decor will be as typically found in dining rooms including wallpaper designs, lighting, crown moldings, living room rugs, china cabinets, quilts, etc. The atmosphere will be classy yet slightly "escapist" to represent an exceptional dining experience.

   Minor educational elements will be provided to promote brand enhancement. This will include family farm or product stories provided in the menu, on the table setting, or even embedded into the table top. Every table will have a different family farm story provided in an unobtrusive table tent display. These will be personalized stories of family farms, emphasizing the educational element of the restaurant, while soft-selling customers to different products.

5. **Semi-Private Dining Area.** The semi-private dining area will be closed off by either full or half-glass walls to provide privacy and noise reduction from the main dining area. The private dining area will be broken into a series of smaller rooms, or ideally, be able to be partitioned so that the smaller rooms may be opened into one large room to accommodate significant-sized parties. The semi-private dining area will be dedicated to larger private parties and business group functions.

   A menu tailored for each corporate group of patrons will be available. Such menus will offer a limited set of selections (pre-selected from the main menu in advance by the customer) to attract the corporate or large group banquet meetings. This option will allow the customer group to have several meal choices for their guests while also maintaining a reasonable budget.

6. **Kitchen/Production Area.** The kitchen/production areas will include all storage, preparation, production, offices, janitorial, mechanical, and electrical rooms, servicing and other functions for support to the dining and bar areas. The kitchen will be styled as a semi-open kitchen allowing patrons a view of the finishing cooking and servicing areas.

7. **Building Component Sizing.** The Company projects that a total leased building space of 10,690 square feet will be required for the restaurant. The dining room area will require 3,740 square feet and accommodate approximately 170 guests. The semi-private dining areas (2-3 rooms) will occupy 1,600 square feet and account for an additional 80 seats. The bar area will be sized at 850 square feet with approximately 50 seats. Of those 50 seats, approximately 20% of the seating will designated as bar counter seating. The retail area will require approximately 600 square feet, and the kitchen/production area will occupy the largest portion of the building premises at 3,900 square feet.

E. Restaurant Operations

1. **Restaurant Management.** The Company's Project Manager (Amy Phillips), who experienced in both project development and restaurant operations management, will hire an Operations and Development Team which will consist of, at a minimum, a General Manager and two Assistant Managers. The Operations and Development Team will prepare the restaurant for opening. A few months prior to opening, the Company will hire an Executive Chef to prepare the restaurant's initial menu.

a. General Manager

The General Manager will provide professional management to our guests and staff in the casual fine dining room. As a primary focus of the restaurant will be directed toward enhanced table dining service at the casual fine dining level, the General Manager will supervise and train personnel in casual fine dining service techniques. Minimum prerequisites for the General Manager position will include: a minimum of 5 years of experience in the management of food service, a degree in a related field, food service handler certification, knowledge of HACCP (i.e., Hazard Analysis & Critical Control Point) standards, and strong leadership, team building and training skills.

b. Assistant Manager

The Assistant Manager positions will assist the General Manager with the daily operation of the restaurant. The General Manager must have the ability to supervise and train a quality, diverse team in order to exceed expectations and maintain high quality restaurant service standards. Minimum prerequisites for an Assistant Manager position include: a minimum of 2-4 years supervisory experience in a fine dining or upper-medium tier restaurant, bachelor's degree, excellent guest service skills, experience in financial accountability

c. Executive Chef

The Executive Chef or head chef generally undertakes both supervision and cooking. The Executive Chef will facilitate staff meetings and receive or issue instructions to other managerial staff. The Executive Chef will also be involved in food preparation, assisted by other cooks or apprentices. The Executive Chef must retain excellent cooking knowledge as well as a general knowledge of the skills and tasks required of all other restaurant staff. Minimum prerequisites for the Executive Chef position include: degree in culinary arts or four or more years experience in food production management, food service handler certification, knowledge of HACCP standards, skilled in menu development with budgeted food costs, and strong experience in training culinary staff.

2. **Recruiting.** The Company will recruit locally in the daily newspaper, nationally via trade publications and recognized websites (i.e.,National Restaurant Association, Monster.com, etc.), and will post positions with the local colleges and universities with restaurant management or culinary curricula.

A resume/curriculum vitae will be required for the Senior Staff applicants (General Manager, Assistant Managers, Executive Chef and Sous Chef). The Senior Staff applicants will be interviewed by the Project Manager, and if/when warranted, interviewed via video-conference by a member of the Board.

The Company intends to offer competitive benefits which likely will include health insurance, paid vacation, 401(k) plan, life insurance, and other benefits generally afforded in the restaurant industry. The scope of these benefits, and the wage scale in general, will be determined by the Company's Board of Governors.

3. **Training**. The Company will utilize clearly stated job descriptions which will help the trainees to understand what skills are required to be successful in each particular employment opportunity. For part-time employees, each job description will provide an actionable list of what must be completed by the employee during his or her work shift.

The Project Manager and Senior Staff will author a comprehensive training manual in concert with Cini-Little. This training manual will set out all job descriptions, expectations, responsibilities, roles, side duties and scenarios. It will include the Agraria story, family farm stories and stories for the signature items, along with plating and service instructions.

Senior Staff will work directly with the Project Manager for two weeks to learn all systems, controls, scenarios, stories, methods and means of engaging the guests and staff. Senior Staff will work directly with line employees for one week and then turn the employees over to a mentor/trainer employee for an additional week. At the end of this three week training period, the new employees will evaluate their progress as well as be evaluated by a Senior Staff member and a training employee prior to assuming full responsibilities. Additional training may or may not be recommended.

4. **Retention.** To retain and evaluate employees, the Company will utilize job evaluations. Quarterly or semi-annual evaluations will be provided to each employee at the restaurant. Specifically, the written job descriptions provided as part of each employee's training will make the evaluation process as smooth as possible as both the employer and the employee will be able to discuss the specific points on review as well as how the performance points were carried out. As the Company believes employee retention is directly linked to job evaluations, it is essential that management conduct timely performance evaluations for hourly employees. As motivation for management, a portion of the salaries of management should be based on the performance of the restaurant.

The Company intends to utilize a positive feedback review process and create opportunities for its management and staff to grow professionally as the Company grows. In addition, the Company's Senior Staff will be encouraged to participate in the local educational community as guest instructors in the management and culinary programs. This will allow the Senior Staff to participate and "give-back" to the community while gaining colleague respect, exposure in the industry, and an opportunity to evaluate potential entry level management candidates.

An "Employee of the Year" award will be created to celebrate the employee who has most positively impacted the guest and/or co-worker experience at the restaurant. The Company may also incorporate a one-week all expenses paid holiday on a family farm along with a cash prize.

F. Marketing

The Company anticipates a soft opening prior to the Grand Opening. The soft opening (anticipated to be two weeks) allows for training in a less intense environment.

Pre-Grand Opening marketing will include:

- Advertising in all periodicals, appropriate radio and televison
- Direct mail campaign to targeted list of civic leaders, businesses, restaurant owners/managers, private individuals, associations, suppliers and family farmers in the greater metropolitan area
- A press and appreciation party prior to opening will be scheduled to include individuals from the above-mentioned direct mail campaign

The General Manager and Project Manager will research and retain a public relations firm to assist in the publicity and pre-opening marketing.

Promotions and special events will be advertized on table tents and displays in the restaurant which will encourage guests to return. A customer database will be generated by offering guests future discounts and specials in return for receiving their contact information. The specials will be offered both on the restaurant's internet website and via direct mail. Birthday cards, with certificates or special offers, will be a significant part of the marketing effort. Holiday promotions and special events will be designed to attract guests as well as media attention.

The primary emphasis of the marketing will be directed toward current guest lists. In the restaurant business, repeat guests are the life-blood of a successful business. Repeat guests are the most effective group to target because this group has already shown interest in the concept and demonstrated that the location works for them. Of course, while visiting the restaurant, the dining experience itself is the marketing. If guests are fed, served and treated well, they are likely to return. The repeat guests will also serve as goodwill ambassadors and recommend the restaurant to others.

G. Purchasing.

A theme of the restaurant will be to emphasize and promote products that are family farm based. Family farm based products emphasized initially will include pasta, bread, beef, bison, and dairy products. Although the restaurant will find it impossible to have all product supply directly linked to family farms, the goal will be to achieve family farm supply lines for key products and the promotional capitalization of that operation. The Company will attempt to enter into contracts with food distributors who provide products produced by family farms. A continuing goal will be to obtain high quality ingredients and other supplies and services for the restaurant's operations from reliable sources at competitive prices.

H. Employees

The Company currently has no employees. The Company will operate the restaurant based upon two shifts per day. The first shift will cover lunch, and the second shift will cover dinner. In addition to the salaried managerial positions of General Manager, Assistant Manager (2), Executive Chef, and Sous Chef, the Company anticipates that it will hire 32 hourly wage employees for the first shift and an additional 44 hourly wage employees for the second shift.

I. Competition

The restaurant industry is intensely competitive with respect to price, service, the type and quality of food offered, location and other factors. The Company will have many well-established competitors, both nationally and locally owned, with substantially greater financial resources and a longer history of operations. The Company will also compete with other restaurants and retail establishments for sites. Changes in consumer tastes, economic conditions, demographic trends and the location and number of, and types of food served by, competing restaurants could adversely affect the Company's business as could the unavailability of experienced management and hourly employees.

J. Government Regulations

The Company will be subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of a restaurant. These regulations include matters relating to environmental, building, construction and zoning requirements and the preparation and sale of food and alcoholic beverages. The Company will also be licensed and subject to regulation under state and local fire, health and safety codes.

The Company will be required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and/or municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of a restaurant, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. The failure of the Company to receive or retain a liquor license in a particular location could adversely affect the restaurant.

The Company will also be subject to "dram-shop" statutes in the state in which the restaurant is located. The "dram-shop" statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. Although the Company will carry liquor liability insurance as part of its comprehensive general liability insurance, a judgment against the Company under a "dram-shop" statute in excess of the Company's liability coverage could have a material adverse effect on the restaurant.

There are numerous federal and state laws governing the Company's employment relationships and the manner in which the Company generally does business. Some of these laws include the Americans With Disabilities Act, OSHA, food safety laws, and numerous matters. While the Company will strive to comply with all applicable federal and state laws, there can be no assurances that a violation of any of these or other laws will not occur. If such a violation does occur, there can be no assurances that any liability imposed as a result of a violation by the Company would not exceed the Company's insurance coverage and would not significantly hinder the Company's financial stability.

Since the Company's business is providing foods and beverages to customers, the Company risks complaints or litigation from customers alleging illness, injury or other food-quality concerns. The Company is also subject to all of the risks of litigation held by any other business, including employee claims (including, but not limited to, claims of discrimination, claims of sexual harassment, wrongful termination), breach of contract claims, "slip and fall" type claims, and other matters. Any food-related claim would have adverse publicity, which would likely have a negative impact on the Company's reputation in the marketplace.

K. Description of Property

The Company will acquire certain fixtures, furnishings and equipment, along with supplies, as further set forth in the Uses Of Funds on page 10. Moreover, the Company will have a leasehold interest in its restaurant site. While the Company has engaged in preliminary site selection due diligence, it has not made any final determination as to a site or negotiated the terms and conditions of a lease.

L. Intellectual Property

The Company will attempt to trademark the name "Agraria" with the United State Patent and Trademark Office to ensure that the name signifies the quality of products and service to be implemented in the restaurant. There can be no assurances that trademark registration status will be granted. However, even If the Company is able to obtain the trademark, the Company cannot predict whether the trademark will be adequate to prevent misappropriation of the trademark rights or the use by others of the restaurant features based upon, or otherwise similar to, the Company's restaurant concept. It may be difficult for the Company to prevent others from copying elements of the Company's restaurant concept, and any litigation to enforce the Company's trademark rights will likely be costly. In addition, any other local restaurant operations with names similar to that used by the restaurant may try to prevent the Company from using the trademark in that locale.

M. Timeline of Activities

It is anticipated that, within four (4) weeks after the close of a successful offering, the Company will have procured its debt financing and will have selected a site. Within two (2) months from the close of the equity offering, the Company will have completed its design development for the restaurant site. Construction and remodeling for the site will take an additional four (4) months after the design development is complete. Therefore, the Company anticipates commencing operations approximately six (6) months from the close of its equity offering. An Executive Chef will be hired four (4) months prior to the proposed opening date, and a General Manager will be hired approximately two (2) months prior to the opening date. All other employees will be retained during the month prior to opening. In the issuer's opinion, the proceeds from the offering, along with debt financing, will satisfy the Company's cash requirements in the first six (6) months from the close of the offering.

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MANAGEMENT

Executive Officers and Governors

Set forth below is certain information concerning the Company's officers and governors on the interim Board:

Name and Address	Age
Woody Barth 2599 Co Rd 135 Solen ND 58570-9742	41
Lisa Swanson-Faleide, Vice President 5174 30th Street NE Maddock ND 58348	43
David Heinrich 8915 57th Street SE Adrian ND 58472-9530	52
Charles Linderman 651 4th Street South Carrington ND 58421	57
Blaine Lundgren, President 7082 Highway 13 Kulm ND 58456-9705	43
Richard Schlosser 8530 64th Street SE Edgeley ND 58433-9734	53
Terry Ulrich, Secretary/Treasurer 10098 51st Ave SE Ashley ND 58413-9312	45
Brad Weber 1941 67th Ave NE New Rockford ND 58356-8701	42

(Unless other indicated below, all Governors have served in their described occupations for at least the past five (5) years).

Woody Barth. Mr. Barth is a farmer and rancher producing corn, small grains, forages, and maintains a cow/calf operation. He is a graduate of Bismarck State College. He has served as Chairperson of the North Dakota Credit Review Board, Chairperson of Flasher Community Credit Union, Chairperson of National Farmers Union Policy and Action Committee, and Board Member of Flasher Farmers Union and Elevator.

Lisa Swanson-Faleide. Ms. Swanson-Faleide is a free-lance writer and literary journalist, whose topics focus on rural life, local food systems and food policy, religion, and social justice issues. Ms. Swanson-Faleide has worked for several local newspapers and other publications. She has also served as a lay pastoral assistant for a nearby parish, and has served in similar capacities for several area churches. Ms. Swanson-Faleide and her husband practice conservation agriculture on their small family farm near Maddock, North Dakota. She has an Associate of Arts degree from Lake Region State College (2001), and is scheduled to earn a Bachelor of University Studies degree from North Dakota State University in December, 2002. Ms. Swanson-Faleide serves as Vice-President of the Company.

David Heinrich. Mr. Heinrich is a farmer/rancher producing soybeans, corn, alfalfa, wheat and oats. He is a graduate of North Dakota State University (1973). He is the President of Farmers Union Oil & Grain. He is also President of Adrian Equity Elevator Cooperative. He is a current Director of Dakota Beef Cooperative.

Charles Linderman. Mr. Linderman is a diversified grain farmer. Within the past five years, he has also served as a Livestock Waste Management Specialist for NDSU Extension Service. Prior to engaging in his farming career, he was employed as a civil engineer with the United States Army and as an agricultural engineer with USDA Research Service. He holds a Bachelor of Science degree in agricultural engineering from NDSU, and a Masters of Science degree in agricultural engineering from NDSU. He is a Registered Professional Engineer in North Dakota. Mr. Linderman is President of the Foster County Farmers Union, a Director on the Farmers Union Oil Company of Carrington Board (currently serving as Secretary), a Director of the Foster County Ag Improvement Association (currently Treasurer), and former Director of the North Dakota Soybean Council. He is also a former North Dakota State Representative, having been elected to four (4) two-year terms.

Blaine Lundgren. Mr. Lundgren has been a small grains farmer since 1979, producing wheat, barley, corn, soybeans, sunflowers and flax. He holds an Associate Degree in Agriculture from Bismarck State College (1979). He is President of the local Farmers Union Oil Company, Vice-President of Allied Agronomy LLC, Vice-President of the LaMoure County Farmers Union, and Township Clerk/Treasurer. Mr. Lundgren serves as President of the Company.

Richard Schlosser. Mr. Schlosser operates a diversified family farm, raising primarily hard red spring wheat and soybeans. Mr. Schlosser obtained his degree in education from North Dakota State University. He is currently Vice-President of North Dakota Farmers Union, and on the Board of Directors for Dakota Valley Electric Cooperative.

Terry Ulrich. Mr. Ulrich has operated his diversified farm/ranch since 1982, raising wheat, oats, flax, sunflowers, crambe, corn, alfalfa, and a cow/calf operation. He obtained his Bachelor of Science degree from North Dakota State University in 1980. He has been active in various Farmers Union associations, including President of the McIntosh County Farmers Union and Director for District #6 of the North Dakota Farmers Union. He has served in numerous community service positions, including Director of Ashley Job Development Authority, Vice-President of Ashley Job Development Authority, Wind Energy Development Steering Committee, and Marshall Foundation Cultural Exchange Program. He has also received numerous agricultural awards. Mr. Ulrich serves as Secretary/Treasurer for the Company.

Brad Weber. Mr. Weber has farmed for the past twenty-one (21) years in Eddy County, North Dakota. He primarily raises wheat, barley, sunflowers, canola and soybeans. He graduated from North Dakota State University. He has served as a Director on the New Rockford Township Board of Supervisors, the Farmers Equity Elevator in New Rockford, the Eddy County Farmers Union, the Central Plains Water District, and the Carrington Research Center Board.

Development Personnel

Mark Watne and Amy Phillips have assisted the Company in its organizational efforts. Mr. Watne has done so in his capacity as an employee of North Dakota Farmers Union. Ms. Phillips has been retained as an independent contractor to be the Company's Project Manager and will be compensated for this role.

Mark Watne. Mr. Watne (age 40) is currently employed by North Dakota Farmers Union as a Cooperative Development Specialist. He also owns and operates a 1600-acre farm northwest of Velva, North Dakota. He is a graduate of North Dakota State University (1982), with a degree in agricultural mechanization. He currently serves as President of the Quentin Burdick Center for Cooperatives' Advisory Board, and is a Board member of Oilseed Partners LLC and Oilseed Growers LLC. The interim Board of Governors has appointed Mr. Watne to act as Executive Secretary for the Company. Mr. Watne has not and will not receive compensation from the Company for his assistance through the close of the equity offering.

Amy Phillips. Ms. Phillips (age 42) resides in Hanover, Maryland. She has over 18 years of experience in project management in the hospitality and leisure industry. This includes development, operational and consulting experience. Her operations experience includes major international hotel and restaurant companies, combined with project management experience. She obtained her Bachelors of Business Administration-Management Degree in 1982 from Towson University in Baltimore, Maryland. She will serve as Project Manager from the close of a successful equity offering through the opening date for the Company's restaurant. Her role may be modified as appropriate by the Board of Governors at any point in time. Prior to the close of the equity offering, compensation owed to Ms. Phillips for time and expenses will be defrayed from grant funds through North Dakota Farmers Union. Subsequent to a successful closing on the offering, her compensation will be paid by the Company.

Election of Governors; Remuneration; Ownership

Upon capitalization of the Company, a membership meeting will be convened, at which time a permanent Board will be elected.

A majority of the Board of Governors must be elected from the Class A Members. The remaining Governors may be elected from either the Class A or Class B Members. All elections are " at large" meaning that all Members will vote for each vacant Governor position.

Since no securities have been offered and none are outstanding, the current Governors do not own any Units of the Company. The interim Governors have not received any remuneration from the Company for their services. Future remuneration of Governors will be established by the permanent Board of Governors.

CERTAIN PROVISIONS OF NORTH DAKOTA LAW

Certain provisions of North Dakota law allow for the indemnification of and limitation of liability of persons serving as governors on the Board. These provisions are set forth in the Company's Articles of Organization, which are consistent with the protections afforded by North Dakota statutes.

THE COMPANY'S RELATIONSHIP WITH THE ULTIMATE VALUE-ADDED COOPERATIVE

All of the development work for the Company was conducted through the efforts and financing of the Ultimate Value-Added Cooperative (the "Cooperative"). The Cooperative is closely aligned with and supported by North Dakota Farmers Union ("NDFU"). The "family farmer" restaurant concept and associated intellectual property were contributed to the Company by the Cooperative under the following conditions:

(a) The Cooperative shall be responsible for exploring expansion of the restaurant concept to different sites and locations. The Company and its Members agree not to expand to additional locations without the consent and involvement of the Cooperative. In the event of expansion, certain management and business functions may be centralized into the Cooperative (e.g. management, procurement, marketing, etc.), thereby allowing each restaurant unit to be more profitable.

(b) In return for its organizational efforts, and anticipated future efforts, five percent (5%) of the Company's net income shall be paid to the Cooperative, or its assigns. These funds will be dedicated to cooperative education and development.

Additionally, in the event that the restaurant concept is expanded to additional restaurants, whether in the initial market or new markets, the Company and the Cooperative may determine that a separate legal entity is the most appropriate legal and business structure for each such new restaurant site. If so, the Members of the Company shall have the first right to participate in purchasing equity ownership of any such new entity. Such rights shall be consistent with the preemptive right respecting new equity of the Company; therefore, each Member will have the right to participate in the same ownership ratio as that Member currently has in the Company.

The payment of five percent (5%) of the Company's net income obviously reduces net income available to be distributed to the members. Although the members of the Company will potentially derive some direct or indirect benefit from the expenditures made by the Cooperative (for cooperative education and development), you nevertheless should evaluate this business arrangement when determining whether to make an investment in the Company.

DESCRIPTION OF MEMBERSHIP UNITS; SUMMARY OF MEMBER CONTROL AGREEMENT

Outstanding Units

The Company has no equity securities outstanding.

Membership Units - Class A & Class B

Membership Units purchased by agricultural producers will be designated as Class A Units, and those purchased by non-producers will be designated as Class B Units. The Board of Governors of the Company reserves sole discretion to determine whether a person is an agricultural producer, and may establish policies related thereto. The Units are identical in all respects, with the exception that at least a majority of the Board of Governors must be owners of Class A Membership Units.

Summary of Member Control Agreement

The primary attributes of ownership of Membership Units are set forth in the Member Control Agreement. The following summary of the Member Control Agreement is qualified in its entirety by the full text of the Agreement. Each prospective Member should review the Member Control Agreement in its entirety and should seek legal and business advice as necessary to understand that document.

(a) Types of Membership Interest (Article II). Membership Units purchased by agricultural producers will be designated as Class A Units, and those purchased by non-producers will be designated as Class B Units. The Units are identical in all respects, with the exception that at least a majority of the Board of Governors must be owners of Class A Membership Units. All members of the Company must also be members of the Ultimate Value-Added Cooperative and North Dakota Farmers Union.

(b) Voting (Section 2.6). Each Member is entitled to one vote, regardless of the number of Units owned. Voting by proxy and cumulative voting are not allowed. All actions shall be decided by an affirmative vote, except for certain defined extraordinary actions which require a super-majority vote (66 2/3%), as set forth in Article X (see paragraph (k) below).

(c) Preemptive Rights (Section 2.9). The Member Control Agreement grants to the Members preemptive rights, so that each Member has the right to maintain his/her/its proportionate ownership interest in the Company before new contributions can be accepted. Certain exceptions apply.

(d) Relationship With the Ultimate Value-Added Cooperative (Section 2.11). The Company has a working relationship with the Ultimate Value-Added Cooperative as all of the development work of the Company was conducted through the efforts and financing provided by the Cooperative. As a result of this relationship, the Cooperative has certain responsibilities and rights regarding the Company's current and future activities (described on page 28).

(e) Meetings of Members (Article III). Annual meetings are required. A quorum for a meeting is ten percent (10%) of the first one hundred (100) Members plus five percent (5%) of additional Members; provided, however, that a quorum shall never be more than fifty (50) Members nor less than five (5) Members.

(f) Board of Governors (Article IV). The Board of Governors shall be comprised of that number of persons as determined by the Members. The Agreement defines how governors will be elected or appointed. At least a majority of the Board must be elected from the Class A Members. The remaining Governors may be elected from either Class A or Class B Members. The Board shall take action upon an affirmative vote of a majority of the Governors present at a duly held meeting.

(g) Managers (Article V). The managers of the Company are a Chief Manager (who shall be designated "President" of the Company), Chief Financial Manager (who shall be designated "Treasurer" of the Company), and Secretary. The Board of Governors may also elect a Vice-President, and such other managers or agents as it deems necessary for the operation and management of the Company. The duties of each manager are set forth in Article V. Certain of the duties may be delegated to staff personnel.

(h) Capital Contributions (Article VI). A limited liability company, for accounting and tax purposes, operates like a partnership. Therefore, each Member will have a capital account showing his/her/its capital contributions with adjustments for allocated income or losses.

(i) Allocations and Distributions (Article VII). Income and loss are allocated to the Members in proportion to Units owned. Moreover, distributions are made in the same manner - based on Units owned.

(j) Transfer of Membership Units (Article IX). The Units may be transferred only with the consent of the Board of Governors.

(k) Super-Majority Action (Article X). The Board of Governors may not enter into or make certain actions or decisions without the approval of at least 66 2/3% of the Voting Interests in the Company. Transactions subject to super-majority approval include a sale of the Company, conversion into a different legal entity, merger, or dissolution.

(l) Distributions Upon Liquidation (Section 11.3). The Agreement provides that, after payment of liabilities and establishment of necessary reserves, all distribution proceeds would be paid to the Members in proportion to Units owned.

(m) Amendment (Article XIII). This Article states that the Agreement may be modified or amended upon consent of a simple majority of the Voting Interests.

PLAN OF DISTRIBUTION OF EARNINGS

Distributable cash from operations will be distributed to each Member in proportion to the Class A Units and Class B Units owned by the Member, consistent with the Member Control Agreement. The Member Control Agreement provides for a minimum distribution of thirty percent (30%) of net income, after all previous cumulative losses have been recovered and assuming a minimum net income of $50,000 in any given year. Such amounts may be distributed only if the Company is in compliance with various loan covenants as set forth in any loan documents.

LEGAL MATTERS

The validity of the units offered by this Offering Circular and certain other legal matters will be passed on for the Company by Gunhus, Grinnell, Klinger, Swenson & Guy, Ltd., Fargo, North Dakota. There are currently no legal proceedings pending, or threatened against, the Company.

EXPERTS

Eide Bailly, LLP, a certified public accounting firm, has compiled the financial forecasts included as Exhibit D to this Offering Circular.

FEDERAL INCOME TAX CONSEQUENCES

Federal Income Tax Aspects

The following is a summary of certain income tax consideration which may be relevant to a prospective Member. It is impractical to comment on all aspects of Federal, state or local income tax laws which may affect the tax consequences of participating in the Company, particularly since such consequences are often uncertain and complex and many of them will not be the same for all taxpayers. As a consequence, each prospective Member should satisfy himself as to the income and other tax consequences of his participating in the Company by obtaining advice from his own tax adviser. As explained below, there exists uncertainty concerning some tax consequences of the proposed activities.

Classification as a Partnership

The Company has not sought a ruling from the IRS on classification as a partnership for Federal Income Tax purposes or any other matter and it does not plan to do so. The Treasury Department has issued "check the box" regulations which allow an unincorporated entity to elect to be taxed either as a corporation or a partnership. The Company has elected to be taxed as a partnership, to achieve single level taxation.

Publicly Traded Partnership Rules

To qualify for taxation as a partnership, the Company must not be treated as a publicly traded partnership under Section 7704 of the Tax Code. Generally, the Tax Code provides that a publicly traded partnership will be taxed as a corporation. The Tax Code defines a publicly traded partnership as a partnership whose interests are traded on an established securities market, or are readily tradable on a secondary market (or the substantial equivalent). The Company is subject to the publicly traded partnership rules because it has elected to be classified and taxed as a partnership.

The Company believes that it will not be treated as a publicly traded partnership provided that transfers of Membership Units are made only pursuant to the "safe harbors" permitted in the Articles of Organization, the Member Control Agreement and described below. Under Section 1.7704-1 of the Treasury Regulations, interest in a partnership are not considered traded on an established securities market or readily tradable on a secondary market or its substantial equivalent unless the partnership participates in the establishment of the market or the inclusion of interest in a market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner's interests or admitting the transferee as a partner.

The Company does not intend to list the Class A Units or Class B Units on any stock exchange or the NASDAQ Stock Market, nor will it provide any information to broker-dealers which would enable broker-dealers to trade Membership Units under Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. In addition, Article IX of the Member Control Agreement generally only permits transfers of Membership Units that will preserve the partnership tax status of the Company by complying with the provisions of the Treasury Regulations. These generally provide that interests will not be treated as readily tradable on a secondary market or its substantial equivalent if the interests are transferred only pursuant to "safe harbors" that include:

(d) "private" transfers;

(e) qualified redemptions and repurchases; and

(f) transfers pursuant to a qualified matching service.

"Private" transfers include, among others:

(a) transfers in which the transferee's tax basis is determined by reference to the transferor's tax basis in the interest transferred;

(b) transfers by reason of death, including transfers from an estate or testamentary trust;

(c) transfers, including gifts, between members of a "family" (within the meaning of Section 267(c)(4) of the Tax Code);

(d) transfers from retirement plans qualified under Section 401(a) of the Tax Code or an IRA; and

(e) "block" transfers which is any transfer by a Member and any related person as defined in the Tax Code in one or more transactions during any 30 calendar day period or interest representing in the aggregate more than two percent of the total interests in partnership capital or profits.

Transfers pursuant to a qualified redemption or repurchase are disregarded in determining whether interests are readily tradable on a secondary market if several conditions are met. First, the redemption or repurchase cannot occur until at least 60 days after the partnership receives written notice of the Member's intent to exercise the redemption or repurchase right. Second, either the purchase price is not established until at least 60 days after receipt of notification or the purchase price is established not more than four times during the entity's tax year. Third, the sum of the interests in capital or profits transferred during the year, other than in private transfers, cannot exceed 10 percent of the total interests in partnership capital or profits.

Transfers through a qualified matching service also are disregarded in determining whether interests are readily tradable. A matching service is qualified only if:

- it consists of a computerized or printed system that lists customers' bid and/or ask prices in order to match members who want to sell with persons who want to buy;
- matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest;
- the seller cannot enter into a binding agreement to sell the interest until the fifteenth calendar day after his interest is listed, which date must be confirmable by maintenance of contemporaneous records;
- the closing of a sale effected through the matching service does not occur prior to the forty-fifth calendar day after the interest is listed;
- the matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price, nonfirm price quotes, or quotes that express an interest in acquiring an interest without an accompanying price, nonbinding indications of interest;
- the matching service does not display quotes at which any person is committed to buy or sell a interest at the quoted price (firm quotes);
- the seller's information is removed within 120 days of its listing and is not reentered into the system for at least 60 days after its deletion; and
- the sum of the percentage interests transferred during the entity's tax year, excluding private transfers, does not exceed 10 percent of the total interests in partnership capital or profits.

Federal Taxation of the Company and its Members

Under the Code, no Federal income tax is paid by a partnership. If the Company is treated as a partnership for Federal income tax purposes, the Members of the Company will be required to report on their Federal income tax returns their distributive share of all items of the Company's income, gain, loss, deduction, credit and tax preference for any taxable year of the Company ending within or with their taxable year, without regard to whether such Members have received or will receive any distributions from the Company. Thus, it is possible for a Member to be liable for Federal income taxes in excess of the amount of cash distributed to him.

In the event the Company is treated in any taxable year as an association taxable as a corporation and not as a partnership for Federal income tax purposes, no losses of the Company could be deducted by its Members on their personal income tax returns. (Such losses would be taken by the Company against its income, if any.) Further, the Company's income would be subject to the corporate income tax and any distributions from the Company to Members would not be deductible by the Company and would be taxable to the Members at ordinary income tax rates (i.e., as dividends) to the extent of the Partnership as an association taxable as a corporation would therefore result in a material reduction in the anticipated cash flow and after-tax return to investors from an investment in the Company.

State Taxation of the Company and the Members

Members generally are subject to tax in their state of residence as well as in those states in which the entity does business if their share of income exceeds the minimum filing requirements. Since the Company will potentially be doing business in several states, this could create a substantial reporting burden for the Members. Members should consult their tax advisors with respect to the treatment of the membership in the Company, the tax laws of their state of residence and any state in which the Company may do business.

Tax Basis and Other Limitations on Loss Deductions

As described below, a Member is subject to three distinct, but related, provisions that limit his ability to utilize net losses from the Company. If one or more of these limitations apply to a Member in a particular taxable year, a Member may not deduct all or a part of his share of Company net losses for such year. To the extent that net losses attributable to a Member's interest cannot be utilized to offset certain other taxable income in the current year, including salary, active business income and portfolio income, such losses will be suspended and carried forward and applied against Company income (other than portfolio income) or income from other passive sources in future years. The ability to utilize net losses from the Company also may be limited in a particular taxable year to the Member's tax basis in his interest in the Company or to the Member's amount "at risk". Upon a complete disposition by a Member of his interest in the Company, any remaining suspended losses will be allowed to the extent such losses do not exceed the lower of his tax basis in the Interest in the Partnership or his amount "at risk".

Limitations of Loss Deductions From Passive Activities

The Tax Code provides that losses from a trade or business activity in which a taxpayer does not "materially participate" will not be allowed to offset certain other taxable income of that taxpayer, including salary, active business income and "portfolio income" (such as dividends, interest, royalties and non-business capital gains). Losses attributable to a membership interest, such as those in the Company, are treated as arising from a nonparticipating or "passive" trade or business activity. Such losses generally can be used only to offset passive income from the partnership or from other passive activities.

Limitations on Loss Deductions under Section 465

Under Section 465 of the Code, the amount of losses (excess of allowable deductions over income) which individuals and certain corporations may deduct with respect to most business and investment activities, are limited to the amount which the individual or corporation is "at risk" with respect to such activity. Losses disallowed for the taxable year because of the "at risk" limitations can be carried forward indefinitely and utilized in a subsequent year if then permitted by the "at risk" limitation. Initially, a Member will be "at risk" as to the Company for an amount equal to the cash paid for his Membership Interests. In subsequent years, a Member's amount "at risk" generally will be increased by his allocable share of the Company's undistributed taxable income and reduced by his allocable share of the Company's losses and the Company's distributions.

Tax Basis of Membership Interests

Generally, the tax basis of interests of a Member in the Company will be equal to the amount of cash contributed by the Member to the Company, increased by the Member's share of Company income, and decreased by losses utilized by the Member against other income.

The tax basis on Membership Interests in the Company is important because a Member cannot deduct his share of Company losses in excess of his basis (subject also to the "at risk" limitation discussed above). Furthermore, the tax basis is used in determining if gain is realized on cash distributions and in measuring gain or loss upon a partial or complete disposition of a Member's Interests in the Company.

Tax Returns and Tax Information

The Company will furnish each Member Information on Schedule K-1, Form 1065, to enable him to file Federal, state, and local tax returns, although the preparation and filing of such tax returns will be the personal responsibility of the Member. The Company will annually file a federal information return on Form 1065.

"PART F/S"

HISTORICAL FINANCIAL STATEMENTS

AGRARIA

PO BOX 2136
JAMESTOWN ND 58402-2136

September 12, 2002

To whom it may concern,

Agraria LLC. was incorporated on July 2nd of 2002. We have had no financial activity to this point. The attached balance sheet reflects that we have no assets, liabilities, or equity. We will not have financial activity until we have achieved a successful equity drive based upon our filing with the SEC.

Preliminary expenses and costs of organizing have been defrayed by the North Dakota Farmers Union and the Ultimate Cooperative. The North Dakota Farmers Union will continue to pay these organizational costs until we have reached the necessary level of Investment and begin to move forward with this project.

Sincerely,

Mark Watne
Executive Secretary

Balance Sheet

As of 9/12/02

Accounts	9/12/02 Balance
Assets	
Cash and Bank Accounts	
Checking	0.00
Total Cash and Bank Accounts	0.00
Total Assets	**0.00**
Liabilities & Equity	
Liabilities	0.00
Equity	0.00
Total Liabilities & Equity	**0.00**

COMPILED FINANCIAL FORECASTS

AGRARIA LLC

FINANCIAL FORECASTS
FIRST THREE YEARS OF OPERATIONS

EideBailly LLP

Consultants • Certified Public Accountants

Board of Directors
Agraria LLC
Jamestown, North Dakota

We have compiled the accompanying forecasted balance sheets, statements of operations, members' equity and cash flows of **Agraria LLC** for the first three years of operations, in accordance with attestation standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of a forecast information that is the representation of management and does not include evaluation of the support for the assumptions underlying the forecast. We have not examined the forecast and, accordingly, do not express an opinion or any other form of assurance on the accompanying statements or assumptions. Furthermore, there will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Eide Bailly LLP

Fargo, North Dakota
September 9, 2002

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

AGRARIA LLC
FORECASTED BALANCE SHEETS
FIRST THREE YEARS OF OPERATIONS

	Year 1	Year 2	Year 3
ASSETS			
CURRENT ASSETS			
Cash	$ 937,800	$ 1,411,600	$ 1,971,100
Prepaid expense	112,900	112,900	112,900
Total current assets	1,050,700	1,524,500	2,084,000
PROPERTY AND EQUIPMENT	2,289,600	2,289,600	2,289,600
Less accumulated depreciation	(170,100)	(340,200)	(510,300)
Net property and equipment	2,119,500	1,949,400	1,779,300
OTHER ASSETS	22,800	22,800	22,800
Less accumulated amortization	(2,900)	(5,800)	(8,700)
Net other assets	19,900	17,000	14,100
Total assets	$ 3,190,100	$ 3,490,900	$ 3,877,400
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 390,700	$ 386,000	$ 397,100
Current portion of long-term debt	162,200	172,200	182,800
Total current liabilities	552,900	558,200	579,900
LONG-TERM DEBT	1,368,400	1,206,200	1,034,000
Less current portion	(162,200)	(172,200)	(182,800)
Net long-term debt	1,206,200	1,034,000	851,200
MEMBERS' EQUITY	1,431,000	1,898,700	2,446,300
Total liabilities and members' equity	$ 3,190,100	$ 3,490,900	$ 3,877,400

See Summary of Forecast Assumptions and Accounting Policies and Accountant's Report

AGRARIA LLC
FORECASTED STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
FIRST THREE YEARS OF OPERATIONS

		Year 1		Year 2		Year 3
OPERATIONS						
REVENUE						
Dining revenue	$	4,116,400	$	4,282,700	$	4,455,700
Bar revenue		450,000		468,200		473,600
Catering revenue		768,300		799,300		831,600
Merchandise sales		360,000		367,200		374,500
		5,694,700		5,917,400		6,135,400
COST OF SALES		1,979,000		1,928,500		1,998,100
GROSS PROFIT		3,715,700		3,988,900		4,137,300
EXPENSES						
Salaries & Wages		1,470,100		1,428,100		1,456,700
Benefits		238,900		243,700		248,600
Pre-opening Costs and Smallwares		255,000		-		-
Direct Operating Expenses		313,200		325,500		337,400
Insurance Premiums		28,500		29,600		30,700
Music & Entertainment		17,100		17,800		18,400
Marketing & Advertising		170,800		147,900		153,400
Utilities		131,000		136,100		141,100
Repairs & Maintenance		102,500		106,500		110,400
Training		56,900		59,200		61,400
License & Fees		10,000		10,000		10,000
Building Lease		451,500		451,500		451,500
Administrative & General		262,000		272,200		282,200
Franchise Fee		-		24,600		28,800
Depreciation		170,100		170,100		170,100
Amortization		2,900		2,900		2,900
Interest		87,100		77,700		67,700
Other		17,100		17,800		18,400
		3,784,700		3,521,200		3,589,700
NET INCOME (LOSS)	$	(69,000)	$	467,700	$	547,600
MEMBERS' EQUITY						
BALANCE, BEGINNING OF YEAR	$	-	$	1,431,000	$	1,898,700
Contributions		1,500,000		-		-
Net Income (Loss)		(69,000)		467,700		547,600
BALANCE, END OF YEAR	$	1,431,000	$	1,898,700	$	2,446,300

AGRARIA LLC
FORECASTED STATEMENTS OF CASH FLOWS
FIRST THREE YEARS OF OPERATIONS

	Year 1	Year 2	Year 3
OPERATING ACTIVITIES			
Net income (loss)	$ (69,000)	$ 467,700	$ 547,600
Charges and credits to net income (loss) not affecting cash			
Depreciation	170,100	170,100	170,100
Amortization	2,900	2,900	2,900
Change in assets and liabilities			
Prepaid expense	(112,900)	-	-
Accounts payable	390,700	(4,700)	11,100
NET CASH FROM OPERATING ACTIVITIES	381,800	636,000	731,700
INVESTING ACTIVITIES			
Purchase of property and equipment	(2,289,600)	-	-
FINANCING ACTIVITIES			
Member equity contributions	1,500,000	-	-
Proceeds from long-term debt	1,521,200	-	-
Payments for loan origination costs	(22,800)		
Principal payment	(152,800)	(162,200)	(172,200)
NET CASH FROM (USED FOR) FINANCING ACITIVITIES	2,845,600	(162,200)	(172,200)
NET CHANGE IN CASH	937,800	473,800	559,500
CASH, BEGINNING OF YEAR	-	937,800	1,411,600
CASH, END OF YEAR	$ 937,800	$ 1,411,600	$ 1,971,100

NOTE 1 - NATURE AND LIMITATIONS OF FORECASTS

The financial forecast presents, to the best of management's knowledge and belief, the company's expected financial position, results of operations, and cash flows for the forecast period. Accordingly, the forecast reflects management's judgment as of the date of this forecast, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between forecasted and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

Management does not intend to revise this forecast to reflect changes in present circumstances or the future occurrence of unanticipated events.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

Agraria LLC is an upper medium restaurant that has a focus on awareness of the American family farm. The restaurant will provide high quality food, service and ambience through a family style restaurant. The restaurant will be located on either the east coast or Pacific Northwest. The member's liability is limited to contributed capital.

Management has not determined when operations will commence, therefore, the forecast presents the first three full years of operations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense currently. When depreciable properties are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided for over the estimated useful lives ranging from 8 to 39 years of the individual assets using the straight-line method.

Financing Costs

Financing costs will be amortized over the life of the loans, which is 8 years.

Advertising Costs

All advertising and promotion costs are expensed as incurred.

(continued on next page)

NOTE 3 - BALANCE SHEET ASSUMPTIONS

Cash

Cash generated from operations is forecasted to accumulate in the company. There is no interest income calculated on any excess cash accumulated.

Prepaid Expense

Prepaid expense represents a security deposit on the building lease.

Property and Equipment

Management has forecasted no routine equipment replacement during the forecast period.

Accounts Payable

The accounts payable balance is estimated to represent 30 days of cost of sales and operating expenses for the forecast period. These include general trade payables.

Construction Financing and Equity Contributions

The client plans to fund the construction through debt and equity contributions. The client will finance the balance with two notes; one for $837,400 amortized over 8 years at an interest rate of 6 percent, the second one for $683,800 amortized over 8 years at an interest rate of 6 percent. Interest capitalized during construction on the two notes is $46,200. Financing fees at 1.5% were $22,800. The use of capital include:

Uses of Capital		
Building lease security deposit	$	112,900
Landscaping		20,000
Build-out finishes		322,500
Mechanical (HVAC, Plumbing, etc.)		294,500
Life safety and fees		321,700
Electrical		172,000
Washroom accessories		37,600
Food and bar equipment		483,800
Furniture and fixtures		303,200
Music, artifacts and signs		64,500
Office furniture and equipment		37,600
Electronic cash management		78,500
Special interior design highlights		107,500
Pre-opening costs and smallwares		255,000
	$	2,611,300

(continued on next page)

NOTE 4 - INCOME STATEMENT ASSUMPTIONS

Sources

Industry information assisted in the calculations of revenues and expenses including:

- Cini-Little International Feasibility Study
- Deloitte & Touche 2001 Restaurant Industry Operations Report
- National Restaurant Association's Conducting a Feasibility Study for a New Restaurant
- Interviews with professionals in the restaurant development industry

Restaurant, Bar and Catering Revenue

Revenues are based on estimates that the restaurant will be open for a full year of operation. Hours of operation are expected to be 11 a.m. to 11 p.m. for the restaurant. The following revenue assumptions have been used in the forecast:

Average Check	Dining Food	Dining Beverage	Bar Food	Bar Beverage	Catering Food	Catering Beverage
Lunch	$ 13.89	$ 3.25	$ 2.78	$ 4.70	$ 15.80	$ 4.05
Dinner	$ 17.60	$ 5.85	$ 2.78	$ 8.38	$ 17.40	$ 8.90

Food Sales – This category includes revenue derived from the sale of food including the sale of coffee, tea, milk, fruit juices, and soft drinks. Food sales are forecasted to increase 2% throughout the forecast.

Beverage Sales – This category includes revenue from the sale of wine, spirits, liqueurs, beer, and ale. Beverage sales are forecasted to increase 2% throughout the forecast.

Seat Turns – This is the average seat turnover, which expresses the number of times each seat is occupied by different patrons during a particular meal period. The following seat turns and daily visitor estimates were used in the forecast:

Seat Turnover	Daily Turns Mon - Wed	Daily Turns Thu - Fri	Daily Turns Sat - Sun	Total One Week Turns	Avg Daily Turns
Lunch Turns	0.6	0.8	1.2	5.8	0.8
Dinner Turns	1.2	1.4	1.6	9.6	1.4

Daily Visitor Estimate - Food & Beverage Purchases	Bar	Dining	Catering	Total
Lunch	12	211	25	248
Dinner	103	329	62	494

(continued on next page)

Catering Revenue

Catering revenue was forecasted as 13.5 percent of total revenue. Catering revenue is forecasted to increase 2% throughout the forecast.

Expenses

Expenses were forecasted using industry data of similar size restaurants. We reviewed all of the expense inputs and found consistent data that were used in the assumptions used in the forecast.

Restaurant Expenses	
Food Cost	36.0% of food revenue
Beverage Cost	28.0% of beverage revenue
Merchandise Cost	50.0% of merchandise revenue
Management Benefits	6.0% of management salary
Workers Compensation	2.75% of management & employee salary
Insurance Premiums	1.60% of management & employee salary
Pension/Retirement	1.60% of management & employee salary
Payroll Taxes - Management	7.65% of management salary
Payroll Taxes - Employees	12.65% of employee salary
Employee Benefits	4.0% of employee salary
Direct Operating Expenses	5.50% of sales
Building Lease	$42 per square foot
Insurance Premiums	0.5% of sales
Music and Entertainment	0.3% of sales
Marketing & Advertising	3.0% of sales
Utilities	2.3% of sales
Repairs & Maintenance	1.8% of sales
Training	1.0% of sales
Administrative & General	4.6% of sales
Other	0.3% of sales

Year 2 and Year 3 food cost is forecasted to be 34% of food revenue, and beverage cost is forecasted to be 25% of beverage revenue. Additionally, Year 1 salaries and wages include a start-up labor cost of approximately $64,300. Finally, marketing and advertising costs are forecasted to be 2.5% of sales for Years 2 and 3.

Direct operating expenses include credit card costs, laundry and valet, cleaning supplies, replacements and telephone.

Franchise Fee

All the development work for Agraria LLC was conducted through the efforts and financing of the Ultimate Value-Added Cooperative. In return for its intellectual property, and organizational efforts five percent (5%) of Agraria LLC net income shall be paid to the Ultimate Value-Added Cooperative.

Taxes

The forecast assumes that the restaurant project will be organized under a pass through entity and taxes will be paid on a shareholder or member level. Therefore, taxes have not been taken into consideration for purposes of this forecast.

(continued on next page)

NOTE 5 - SENSITIVE ASSUMPTIONS

The following are considered to be sensitive assumptions for the forecast:

- *Average Check or Turns Per Seat* – a one percent change in either of these assumptions has approximately the following impact on revenue:

Dining Revenue	$ 44,200
Bar Revenue	4,700
Catering Revenue	4,000

- *Cost of Sales* – a one percent change in the cost of sales equates to approximately a $56,000 change in cost of sales.

- *Salaries and Wages* – a one percent change in salary per full time equivalents equates to approximately a $12,800 change in salary expense.

- *Interest* – a one percent change in the interest rate equates to approximately a $14,500 change in expense.

PART III - EXHIBITS

INDEX TO EXHIBITS

EXHIBIT 1

AGRARIA, LLC

ARTICLES OF ORGANIZATION

RECEIVED
JUL 05 2002
SEC. OF STATE

18,250,900

9602224

ARTICLES OF ORGANIZATION OF AGRARIA, LLC

The undersigned organizers, being natural persons eighteen (18) years of age or older, in order to form a limited liability under North Dakota Century Code, Chapter 10-32, hereby adopts the following Articles of Organization:

ARTICLE I
NAME

The name of this Company is AGRARIA, LLC.

ARTICLE II
REGISTERED OFFICE AND AGENT

The registered office of this Company is located at 1415 12th Avenue SE, Jamestown, North Dakota 58401-5956 .

The name of the Registered Agent of this Company is Mark Watne.

ARTICLE III
PURPOSES

This Company is organized for the following purposes:

A. To own, construct, operate, lease, finance, contract with, and/or invest in retail restaurant operations;

B. General business purposes consistent with the North Dakota Limited Liability Company Act.

ARTICLE IV
INTERNAL REGULATION PROVISIONS

The provisions for the internal regulation of the Company are as follows:

A. Each manager and governor, past or present of the Company, and each person who serves or may have served at the request of the Company as director, officer, governor, manager, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, and their respective heirs and legal representatives, shall be indemnified by the Company in accordance with, and to the fullest extent permissible under, the provisions of North Dakota Statutes Chapter 10-32, as it may be from time to time amended. Whenever the applicable provisions of North Dakota Statutes Chapter 10-32 make indemnification permissible upon the finding that certain standards are met, such indemnification shall be mandatory by the Company.

B. No governor of the Company shall be personally liable to the Company nor to its members for any monetary damages or breach of fiduciary duty as a governor. However, this provision shall not eliminate or limit the liability of a governor:

(1) For any breach of the governor's duty of loyalty to the limited liability company or to its members;

(2) For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

(3) For any distributions from the Company which are determined to be illegal under North Dakota Statutes (Section 10-32-66 or any successor thereto);

(4) For any transaction from which the governor derived an improper personal benefit; or,

(5) For any act or omission occurring before the date when the provision in the Articles of Organization eliminating or limiting liability becomes effective.

ARTICLE V
ORGANIZER(S)

The name and address of the organizer of this Company is as follows:

Blaine Lundgren	7082 Highway 13 Kulm ND 58456-9705
Lisa Faleide	5174 30th Street NE Maddock ND 58348
Terry Ulrich	10098 51st Ave. SE Ashley ND 58413-9312

We, the above-named Organizers, have read the foregoing Articles Of Organization, know the contents, and believe the statements made therein to be true.

DATED this 28th day of June, 2002.

[SEE ATTACHED SIGNATURE PAGES]

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Blaine Lundgren

Blaine Lundgren Organizer

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Lisa Swanson Faleide

Lisa Faleide Organizer

AGRARIA, LLC

ARTICLES OF ORGANIZATION
SIGNATURE PAGE

Terry Ulrich — Organizer

NORTH DAKOTA
Filed 7-11 20
Secretary of State

EXHIBIT 2

AGRARIA, LLC

MEMBER CONTROL AGREEMENT

AGRARIA, LLC

MEMBER CONTROL AGREEMENT
(CONTAINS RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS)

TABLE OF CONTENTS

ARTICLE			Page

ARTICLE		Page

AGRARIA, LLC

MEMBER CONTROL AGREEMENT
(CONTAINS RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS)

THIS MEMBER CONTROL AGREEMENT (the "Agreement") is effective by and among Agraria, LLC, a North Dakota limited liability company (the "Company"), and all of the individuals and entities who have subscribed for and purchased membership units of the Company, upon the Company receiving the required minimum subscription of membership units.

RECITALS

WHEREAS, North Dakota Century Code §10-32-50 authorizes all of the members of a North Dakota limited liability company to enter into a "member control agreement" relating to the control of any phase of the business and affairs of the limited liability company, its liquidation, dissolution and termination, and/or the relations among its members; and

WHEREAS, the Members and the Company desire to enter into such a member control agreement with respect to the Company.

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements of the parties contained herein, and the mutual benefits to be gained by the performance hereof, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The terms defined in this Article I shall, for all purposes of this Agreement (except as may be otherwise expressly provided in this Agreement or unless the context otherwise requires), have the following respective meanings:

1.1 "Act" shall mean the North Dakota Limited Liability Company Act contained in North Dakota Century Code Ch. 10-32.

1.2 "Agreement" shall mean this Member Control Agreement as amended, modified or supplemented from time to time, including any schedules to the Agreement. The Company does not intend to adopt an Operating Agreement, but rather has included matters regarding the internal operation of the Company in this Agreement.

1.3 "Articles of Organization" shall mean the articles of organization filed on behalf of the Company with the North Dakota Secretary of State, as amended from time to time.

1.4 "Board" or "Board of Governors" shall mean the board of governors of the Company.

1.5 "Capital Account" shall mean the account of a Member which is maintained in accordance with the provisions of Section 6.3.

1.6 "Class A Membership Units" shall mean the Membership Units to be owned by agricultural producers with the rights specified herein. Owners of Class A Membership Units may be referred to herein as Class A Members.

1.7 "Class B Membership Units" shall mean the Membership Units to be owned by any Person and not limited to agricultural producers, with the rights specified herein. Owners of Class B Membership Units may be referred to herein as Class B Members.

1.8 "Code" shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference herein to specific sections of the Code and the Treasury Regulations thereunder shall be deemed to include a reference to any corresponding provisions of future law.

1.9 "Company" shall mean Agraria, LLC, a North Dakota limited liability company.

1.10 "Contribution Agreement" shall mean a written agreement between the Company and a Person desiring to make a contribution which sets forth the terms of such Person's agreement to make a contribution (and admission as a Member if not already a Member), including without limitation the agreed value of the contribution that shall be made by such Person to the capital of the Company and the Membership Interest to which such Person shall be entitled.

1.11 "Distributions" shall mean the distributions to the Members of cash or other assets of the Company made from time to time pursuant to the provisions of this Agreement.

1.12 "Estimated Member Tax Liability" shall mean Thirty Percent (30%) of the excess of (a) the sum of items of income and gain of the Company over (b) the sum of items of deduction and loss of the Company, all as reported on the Company's federal partnership tax return for the fiscal year.

1.13 "Financial Rights" shall mean a Member's rights to share in Net Income and Net Losses and Distributions with respect to a Membership Interest in accordance with the terms of this Agreement.

1.14 "Governance Rights" shall mean all of a Member's rights as a Member in the Company other than Financial Rights.

1.15 "Governor" shall mean a natural person serving on the Board of Governors.

1.16 "Manager" shall mean a natural person elected, appointed, or otherwise designated as a manager by the Board of Governors, and any other natural person considered elected as a manager pursuant to the Act.

1.17 "Member" shall mean all Persons who own Membership Units and includes collectively both Class A and Class B Members.

1.18 "Membership Interests" shall be equal to the Membership Units (whether Class A or B) owned by the Member divided by all outstanding Membership Units.

1.19 "Membership Units" shall mean both Class A and Class B Membership Units.

1.20 "Person(s)" shall mean any individual, partnership, limited liability company, corporation, cooperative association, estate, trust or other entity.

1.21 "Preemptive Right(s)" shall mean the right of a Member to make contributions (or enter into a Contribution Agreement to make contributions) of a certain amount before the Company may accept new contributions from (or enter into Contribution Agreements with) other Persons.

1.22 "Required Records" shall mean those records of the Company required to be maintained under North Dakota Century Code '10-32-51.

1.23 "Tax Withholding Obligation" shall mean an amount equal to the portion of any amount allocated, credited, or otherwise distributable to a Member which the Company is required to withhold for income tax purposes pursuant to any applicable federal, state, local, or other governmental agency law or regulation.

1.24 "Voting Interests" shall mean the votes actually cast by the Members on any matter submitted to a vote of the Membership.

ARTICLE II
MEMBERS; MEMBERSHIP INTERESTS

2.1 Class A Membership. Class A Membership Units shall be issued to agricultural producers who subscribe to purchase Membership Units of the Company. The Board of Governors of the Company reserves sole discretion to determine whether a Person is an agricultural producer, and may establish policies related thereto. Class A Membership Units may be transferred only to other agricultural producers in accordance with Article IX. Moreover, upon a Member ceasing to be an agricultural producer, the Class A Membership Units shall be converted to Class B Membership Units.

2.2 Class B Membership. Class B Membership Units shall be issued to any Person who is not an agricultural producer, who subscribes to purchase Membership Units in the Company.

2.3 Rights of Class A Members and Class B Members. The financial and governance rights of Class A Units and Class B Units shall be identical, with the exception that a majority of the Board of Governors must be Class A Members.

2.4 Other Classes of Membership Interests. The Members may authorize the issuance of other classes of Membership Interests with such financial rights and governance rights as it deems appropriate.

2.5 Qualifications for Membership. To qualify for the purchase of Membership Units, each prospective member must be a member of both the Ultimate Value-Added Cooperative and North Dakota Farmers Union.

2.6 Voting.

(a) Each Member shall be entitled to one (1) vote and no more upon each matter submitted to a vote at a meeting of the Members (or for action taken without a meeting).

(b) All questions shall be decided by a vote of a majority of the Members voting thereon in person, except as otherwise provided by law, the Articles of Organization, or this Agreement.

(c) Voting by proxy and cumulative voting shall not be allowed, but signed votes may be used when specifically authorized by resolution of the Board of Governors. When so authorized, signed votes shall be valid and entitled to the same force and effect as a vote in person if the Member has been previously notified in writing of the exact motion or resolution upon which the vote is taken.

(d) Each Member which is not a natural person shall designate in writing an authorized voting representative to cast such Member's vote. A Member may designate a new authorized voting representative by written notice to the Company. Whenever this Agreement or the Act allows for or requires the Members to consent to an action, the authorized voting representative of each Member shall grant or withhold such consents on behalf of such Member. The voting representative shall represent the Member in all Company business and shall be eligible to serve as a Governor.

(e) No individual may be authorized to cast more than two (2) votes (in the capacity of a voting representative) for non-person member entities in addition to his or her own membership vote at a membership meeting.

2.7 Members; Required Records. The names and addresses of the Members are set forth in the Company's records. Each Member shall give the Board of Governors at least ten (10) days prior written notice of any change in such Member's address. The Company shall maintain the Required Records at its principal place of business (or other designated location).

2.8 Additional Members. No additional members shall be admitted to the Company except with the approval of the Board of Governors and after providing to current Members Preemptive Rights as provided below.

2.9 Preemptive Rights.

(a) When Preemptive Rights Arise. A Member has a Preemptive Right whenever the Company has approved the acceptance of contributions from (or entering into a Contribution Agreement with) any Person.

(b) Exemptions from Preemptive Rights. No Preemptive Rights arise as to contributions to be accepted from (or Contribution Agreements to be entered into with) other Persons when the contribution is:

(i) to be made in a form other than money;

(ii) to be made or reflected pursuant to a plan of merger or exchange; or

(iii) to be made or reflected pursuant to a plan of reorganization approved by a court of competent jurisdiction pursuant to a state or federal statute.

(c) Extent of Preemptive Rights. The extent to which each Member may make a new contribution, by exercise of a Preemptive Right, is the ratio that such Member's Membership Interest before the new contribution bears to the total of all Members' Membership Interests before the new contribution.

(d) Waiver of Preemptive Rights. A Member may waive a Preemptive Right in writing. Unless otherwise provided in the waiver, a waiver of Preemptive Rights is effective only for the proposed contribution or Contribution Agreement described in the waiver.

(e) Notice of Preemptive Rights. When proposing to accept new contributions (or enter into Contribution Agreements) with respect to which Members have Preemptive Rights under this Section 2.6, the Board of Governors shall cause notice to be given to each Member entitled to Preemptive Rights. The Board shall state the period of time that the Members have to respond to the notice, which shall not be less than ten (10) days.

2.10 New Restaurant Locations. In the event that the Company's restaurant concept is expanded to additional sites, whether in the initial market or new markets, the Company and the Ultimate Value-Added Cooperative (or its successor) may determine that a separate legal entity is the most appropriate legal and business structure for each such new restaurant business. If so, the Members of the Company shall have the first right to participate in purchasing equity ownership of any such new entity. Such rights shall be consistent with the preemptive right respecting new equity of the Company; therefore, each Member will have the right to participate in the same ownership ratio as that Member currently has in this Company.

2.11 Relationship With the Ultimate Value-Added Cooperative. All of the development work for the Company was conducted through the efforts and financing of the Ultimate Value-Added Cooperative (the "Cooperative"). The Cooperative is closely aligned with and supported by North Dakota Farmers Union ("NDFU"). The "family farmer" restaurant concept and associated intellectual property were contributed to the Company by the Cooperative under the following conditions:

(a) The Cooperative shall be responsible for exploring expansion of the restaurant concept to different sites and locations. The Company and its Members agree not to expand to additional locations without the consent and involvement of the Cooperative. In the event of expansion, certain management and business functions may be centralized into the Cooperative (e.g., management, procurement, marketing, etc.), thereby allowing each restaurant unit to be more profitable.

(b) In return for its organizational efforts, and anticipated future efforts, five percent (5%) of the Company's net income shall be paid to the Cooperative, or its assigns. These funds will be dedicated to cooperative education and development.

ARTICLE III
MEETINGS OF, OR ACTIONS BY, THE MEMBERS

3.1 Regular Meetings. Regular meetings of the Members shall be held on an annual basis; provided, however, that if a regular meeting has not been held during the immediately preceding fifteen (15) months, any ordinary member may demand a regular meeting of Members by written demand given to the President or Secretary of the Company. At each regular meeting, the Members entitled to vote shall elect qualified successors for governors whose terms have expired or are due to expire within six (6) months after the date of the meeting and may transact any other business; provided, however, that no business with respect to which special notice is required by law shall be transacted unless such notice shall have been given.

3.2 Special Meetings. A special meeting of the Members may be called for any purpose or purposes at any time by the President; by the Board of Governors; or by Members owning not less than ten percent (10%) of the voting power of all Membership Interests of the Company entitled to vote, who shall demand such special meeting by written notice given to the President or the Secretary of the Company specifying the purposes of such meeting. The business transacted at a special meeting of the Members is limited to the purposes stated in the notice of the meeting.

3.3 Adjournments. Any meeting of the Members may be adjourned from time to time to another date, time and place. If any meeting of the Members is so adjourned, no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment.

3.4 Notice of Meetings. Unless otherwise required by law, written notice of each meeting of the Members, stating the date, time and place and, in the case of a special meeting, the purpose or purposes, shall be given at least ten (10) days and not more than thirty (30) days prior to the meeting to every owner of Membership Interests entitled to vote at such meeting.

3.5 Waiver of Notice. A Member may waive notice of the date, time, place and purpose or purposes of a meeting of Members. A waiver of notice by a Member entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance. Attendance by a Member at a meeting is a waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at that meeting.

3.6 Quorum. At any meeting of the Members, a quorum necessary for the transaction of business shall be ten percent (10%) of the first one hundred (100) Members plus five percent (5%) of additional Members; provided, however, that a quorum shall never be more than fifty (50) Members nor less than five (5) Members. Members represented by signed votes may be counted in computing a quorum only on those questions as to which a signed vote is taken. If less than a quorum is present at any meeting, a majority of votes present in person may adjourn the meeting from time to time without further notice.

The attendance of a sufficient number of Members to constitute a quorum shall be established by a registration of Members of the Company who are present at the meeting, which registration shall be verified by the President and Secretary, and shall be reported in the minutes of the meeting.

3.7 Action. Except as otherwise required in this Agreement or by law, all matters shall be decided by a majority (greater than 50%) of the Voting Interests at a duly constituted meeting or by written action in the manner specified herein.

3.8 Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Members of the Company may be taken without a meeting by written action signed by the Members who own Voting Interests equal to the Voting Interests that would be required to take the same action at a meeting of the Members at which all members were present. The written action is effective when signed by the required Members unless a different effective time is provided in the written action. Notice of the text of such written action must be given in advance to all Members.

3.9 Telephonic Meetings. A conference among Members by any means of communication through which the Members may simultaneously hear each other constitutes a regular or special meeting of Members, if the same notice is given of the conference to every owner of Membership Interests entitled to vote as would be required for a meeting, and if the Membership Interests held by the Members participating in the conference would be sufficient to constitute a quorum at a meeting. Participation in a conference by that means constitutes presence at the meeting in person or by proxy if all the other requirements are met.

ARTICLE IV
BOARD OF GOVERNORS

4.1 Governance. The business and affairs of the Company shall be managed by and under the direction of a Board of Governors. The Board is authorized to adopt all necessary policies, rules and regulations not inconsistent with this Agreement or the Articles.

4.2 Number; Qualifications. The Members at the initial regular meeting shall determine the number of governors to constitute the Board, provided that thereafter the authorized number of governors may be increased or decreased by the Members.

Governors shall be natural persons, and either Members or voting representatives of Members. At least a majority of the governors must be elected from the Class A Members. The remaining governors shall be elected from either the Class B Members or Class A Members. All Members have the right to vote for all governors, whether Class A or Class B. The Class A Members, by a majority of its Voting Interests, may agree to a different composition of the Board (i.e., not having a majority of the governors elected from Class A Members) as it pertains to any given election.

4.3 Election; Term. The Members shall elect the governors at a regular meeting of Members. The procedural process for nominating and electing governors shall be determined in advance of the meeting by the Board of Governors and shall be communicated to all Members at the same time as the notice of meeting. The Members shall establish the length of terms at the annual meeting. Each governor shall hold office until the end of the term and thereafter until a successor is elected and has qualified, or until the earlier death, resignation, removal or disqualification of the governor.

4.4 Vacancies. Vacancies on the Board of Governors resulting from the death, resignation, removal or disqualification of a governor may be filled by the affirmative vote of a majority of the remaining governors, even though less than a quorum, except when the members elect new governors at a meeting at which governors are removed. Each person elected to fill a vacancy shall hold office until a qualified successor is elected by the Members at the next regular meeting or a special meeting duly called for that purpose.

4.5 Place of Meeting. Each meeting of the Board of Governors shall be held at the principal executive office of the Company or at such other place as may be designated from time to time by a majority of the governors or by the President.

4.6 Regular Meetings. Regular meetings of the Board of Governors shall be held periodically, as established by the Board, but not less than quarterly.

4.7 Special Meetings. A special meeting of the Board of Governors may be called for any purpose or purposes at any time by the President or at least two (2) governors by fixing the date, time and place of the meeting and causing notice of the meeting to be given. The notice must state the purpose to the meeting.

4.8 Notice of Meeting. If the date, time and place of a Board meeting has been announced at a previous meeting of the Board, no notice is required. In all other cases, at least five (5) days notice of meetings of the Board, stating the date, time and place of the meeting, shall be given to each governor. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken of the date, time, and place at which the meeting will be reconvened.

4.9 Waiver of Notice. A governor of the Company may waive notice of the date, time and place of a meeting of the Board. A waiver of notice by a governor entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance. Attendance by a governor at a meeting is a waiver of notice of that meeting, unless the governor objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and thereafter does not participate in the meeting.

4.10 Quorum. A majority of the governors currently holding office shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the governors present may adjourn a meeting from time to time without further notice until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the governors present may continue to transact business until adjournment, even though the withdrawal of a number of governors originally present leaves less than the proportion or number otherwise required for a quorum.

4.11 Acts of Board. Except as otherwise required by law or specified in the Articles of Organization or this Member Control Agreement, the Board shall take action by the affirmative vote of a majority of the governors present at a duly held meeting. Each member of the Board of Governors shall have one (1) vote.

4.12 Written Action By Governors. Any action required or permitted to be taken at a meeting of the Board of Governors not needing approval by the Members, may be taken by written action signed by the number of governors that would be required to take such action at a meeting of the Board of Governors at which all governors are present. The written action is effective when signed by the required number of governors, unless a different effective time is provided in the written action. Notice of the text of such written action must be given in advance to all governors.

4.13 Participation by Electronic Communication. A governor may participate in a meeting of the Board of Governors by any means of communication through which the governor, other governors so participating and all governors physically present at the meeting may simultaneously hear each other during the meeting. A governor so participating shall be deemed present in person at the meeting.

4.14 Absent Governors. A governor of the Company may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the governor is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the governor has consented or objected.

4.15 Committees. A resolution approved by the affirmative vote of a majority of the Board may establish committees having the authority of the Board in the management of the business of the Company only to the extent provided in the resolution. Committees shall be subject at all times to the direction and control of the Board. A committee shall consist of one or more natural persons, who need not be governors, appointed by affirmative vote of a majority of the governors present at a duly held Board meeting. The procedural provisions of this Article IV shall apply to committees and members of committees to the same extent as those sections apply to the Board and governors. Minutes, if any, of committee meetings shall be made available upon request to members of the committee and to any governor.

4.16 Compensation. The Board of Governors shall establish reasonable compensation of all governors for services to the Company as governors, managers, or otherwise. By resolution by the Board of Governors, the governors may be paid their expenses, if any, of attendance at each meeting of the Board of Governors and incurred in acting on behalf of the Company.

4.17 Presumption of Assent. For purposes of any liability as a governor, a governor of the Company who is present at a meeting of the Board of Governors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless such governor (i) objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not thereafter participate in the meeting; or (ii) votes against the action at the meeting.

ARTICLE V
MANAGERS

5.1 Number and Designation. The Company shall have one or more natural persons exercising the functions of the position of Chief Manager (who shall be designated "President" of the Company), Chief Financial Manager (who shall be designated "Treasurer" of the Company), and Secretary. The Board of Governors may also elect a Vice-President, and such other managers or agents as it deems necessary for the operation and management of the Company, each of whom shall have the powers, rights, duties and responsibilities set forth in this Agreement unless otherwise determined by the Board. Any of the positions or functions of those positions may be held by the same person. The offices of Secretary and Treasurer may be combined.

5.2 President. Unless provided otherwise by a resolution adopted by the Board of Governors, the President (i) shall have general active management of the business of the Company, (ii) shall preside at meetings of the Members and Board of Governors, (iii) shall see that all orders and resolutions of the Board of Governors are carried into effect, (iv) shall have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Board of Governors to some other Manager or agent of the Company, (v) may maintain records of and certify proceedings of the Board of Governors and Members, and (vi) shall perform such other duties as may from time to time be prescribed by the Board of Governors.

5.3 Vice-President. The Board of Governors may establish the position of Vice-President. During the absence or disability of the President, it shall be the duty of the Vice-President to perform the duties of the President. The Vice-President shall have such other duties and authority as established by the Board.

5.4 Treasurer. Unless provided otherwise by a resolution adopted by the Board of Governors, the Treasurer (i) shall keep accurate financial records for the Company, (ii) shall deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Board of Governors shall designate from time to time, (iii) shall endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Board of Governors, making proper vouchers therefor, (iv) shall disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Board of Governors, (v) shall render to the President and the Board of Governors, whenever requested, an account of all such transactions as Treasurer and of the financial condition of the Company, and (vi) shall perform such other duties as may be prescribed by the Board of Governors or the President from time to time.

5.5 Secretary. The Secretary shall attend all meetings of the Board of Governors and of the Members and shall maintain records of, and whenever necessary, certify all proceedings of the Board of Governors and of the Members. The Secretary shall keep the Required Records of the Company, when so directed by the Board of Governors or other person or persons authorized to call such meetings, shall give or cause to be given notice of meetings of the Members and of meetings of the Board of Governors, and shall also perform such other duties and have such other powers as the President or the Board of Governors may prescribe from time to time.

5.6 Authority and Duties. In addition to the foregoing authority and duties, all managers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Governors or in this Agreement. Unless prohibited by a resolution approved by the affirmative vote of a majority of the governors present, a manager elected or appointed by the Board may, without the approval of the Board, delegate some or all of the duties and powers of a position to other persons.

5.7 Term. All managers of the Company shall be elected by the Board and shall hold office until their respective successors are chosen and have qualified or until their earlier death, resignation or removal. A manager may resign at any time by giving written notice to the Company. The resignation is effective without acceptance when the notice is given to the Company, unless a later effective date is specified in the notice. A manager may be removed at any time, with or without cause, by a resolution approved by the affirmative vote of a majority of the governors present at a duly held Board meeting, subject to the provisions of any Member Control Agreement. A vacancy in a position because of death, resignation, removal, disqualification or other cause may be filled for the unexpired portion of the term by the Board.

5.8 Compensation. The compensation of all managers of the Company shall be fixed by the Board of Governors.

ARTICLE VI
CAPITAL CONTRIBUTIONS

6.1 Capital Contributions of Members. The names of the Members and their respective contributions and the agreed value thereof shall be reflected in the Company's records. Each Member shall be credited with his/her/its respective Membership Interests as set forth in the Company's records.

6.2 Additional Capital Contributions of Members. No additional contributions to the capital of the Company from Members shall be required; provided, that the Board of Governors may vote to accept additional contributions from the Members. The price of such additional Membership Units shall be established by the Board in a manner that bears a relationship to the Company's earnings, its assets, future prospects and in consideration of the risk assumed by the initial Members. In such event, each Member shall be allowed (but is not required) to contribute additional capital in proportion to the Member's Membership Interests. Upon the acceptance of a new contribution, the method for the restatement of value of previous contributions as set forth in N.D.C.C. §10-32-57 shall not be used; instead, the method of determining the value of the new units (as described herein) shall be used.

6.3 Capital Accounts. A separate Capital Account shall be maintained for each Member. The initial balances in the Capital Accounts shall be, for each Member, the initial cash contribution made to the Company. It is intended that the Capital Account of each Member will be maintained in accordance with the capital accounting rules of Treas. Reg. Section 1.704-1(b)(2) and the provisions of this Agreement relative to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent therewith. In general, the Capital Account of each Member shall be increased by (a) the amount of any contribution such Member makes to the capital of the Company; (b) the agreed value of property contributed by such Member to the Company, net of liabilities which the Company assumes or to which the property is subject; and (c) the share of Company income and gains (including income and gains exempt from tax) allocated to such Member under the provisions of Article VII; and shall be decreased by (i) any Distribution made by the Company to such Member pursuant to the provisions of Article VII; (ii) the agreed value of any property distributed to such Member by the Company, net of liabilities attached to such property which the Member assumes or to which the property is subject; and (iii) the share of Company losses and deductions (including any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) allocated to such Member under the provisions of Article VII).

6.4 Transferee Succeeds to Transferor's Capital Account. Any transfers permitted by Article IX by a Member to a transferee of all or a part of such Member's Membership Units in the Company shall vest in such permitted transferee (and such permitted transferee shall become a successor in interest to) the proportionate interest of the transferor Member's Capital Account to the extent of the Membership Units transferred.

6.5 No Right to Return of Contributions. The Members shall have no right to the withdrawal or the return of their respective contributions to the capital of the Company except to the extent set forth in Section 11.3 upon liquidation of the Company.

6.6 No Interest on Capital. No interest shall be paid by the Company on the initial or any subsequent contribution to the capital of the Company.

6.7 Loans to Company. A Member may lend money to the Company from time to time, if authorized by the Board of Governors. Any such loan shall not be treated as a contribution to the Capital of the Company for any purpose or entitle the Member to any increase in such Member's share of the income, gain, losses, deductions, credits or distributions of the Company. The Company shall be obligated to such Member for the amount of any such loan, with interest thereon at such rate as may have been agreed upon by such Member and the Board of Governors.

ARTICLE VII
ALLOCATIONS AND DISTRIBUTIONS

7.1 Allocation of Net Income, Profits, Gains, Net Losses and Credits.

All items of net income, profits, gains, net loss, credits, and deductions of the Company shall be allocated to each of the Members in proportion to his/her/its respective Membership Units in the Company.

7.2 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Notwithstanding any other provision in this Article VII, if there is a net decrease in "partnership minimum gain", as defined in Treas. Reg. Section 1.704-2(d), during any fiscal year of the Company, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Member's share of the net decrease in partnership minimum gain, determined in accordance with Treas. Reg. Section 1.704-2(g)(2), that is allocable to the disposition of Company property subject to "nonrecourse liabilities", as such term is defined in Treas. Reg. Section 1.752-1(a)(2). Allocations pursuant to the foregoing sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated under this Section 7.2(a) shall be determined in accordance with Treas. Reg. Section 1.704-2(j)(2). This Section 7.2(a) is intended to comply with the minimum gain chargeback requirement in such regulation and shall be interpreted and applied consistently therewith.

To the extent permitted by such regulation and for purposes of this Section 7.2(a) only, each Member's deficit capital account balance, as adjusted, shall be determined prior to any other allocations pursuant to this Article VII with respect to such fiscal year and without regard to any net decrease in partnership minimum gain during such year.

(b) Qualified Income Offset. Notwithstanding anything in this Article VII to the contrary, if a Member unexpectedly receives an adjustment, allocation or distribution described in Treas. Reg. Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), and such unexpected adjustment, allocation or distribution puts such Member's capital account into a deficit balance or increases such deficit balance determined after adjusting such account for all other allocations tentatively made pursuant to this Article VII as if this Section 7.2(b) were not in this Agreement, such Member shall be allocated items of income and gain in an amount and manner sufficient to eliminate such deficit or increase as quickly as possible. It is intended that this Section 7.2(b) shall meet the requirement that this Agreement contains a "qualified income offset", as defined in Treas. Reg. Section 1.704-1(b)(2)(ii)(d), and this Section shall be interpreted and applied consistent therewith.

(c) Gross Income Allocation. In the event any Member has a deficit capital account at the end of any fiscal year that is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. Sections 1.704-2(g)(i) and Section 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 7.2(c) shall be made only if and to the extent that such Member would have a deficit capital account in excess of such sum after all other allocations provided for in this Article VII have been made as if Section 7.2(b) and this Section 7.2(c) were not in the Agreement.

(d) Nonrecourse Deductions. Nonrecourse deductions, as defined in Treas. Reg. Section 1.704-2(b), for any fiscal year shall be allocated to the Members in accordance with Section 7.1.

(e) Partner Nonrecourse Deductions. Any "partner nonrecourse deductions", as defined below, for any fiscal year or other periods shall be specially allocated to the Member who bears the economic risk of loss with respect to the "partner nonrecourse debt", as defined below, to which such partner nonrecourse deductions are attributable in accordance with Treas. Reg. Section 1.704.2(i). For purposes of this Agreement, the term "partner nonrecourse deductions" shall have the meaning set forth in Treas. Reg. Section 1.704-2(i)(2), and the term "partner nonrecourse debt" shall have the meaning set forth in Treas. Reg. Section 1.704-2(b)(4). The amount of partner nonrecourse deductions with respect to a partner nonrecourse debt for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of partnership minimum gain attributable to such partner nonrecourse debt during such fiscal year over the aggregate amount of the proceeds of the liability distributed during that fiscal year to the Member that bears the economic risk of loss for such partner nonrecourse debt.

7.3 Curative Allocations. The allocations set forth in Sections 7.2(a), 7.2(b), 7.2(c), 7.2(d) and 7.2(e) (collectively, the "Regulatory Allocations") are intended to comply with certain requirements of Treas. Reg. Section 1.704-1(b). Notwithstanding any other provision of this Article VII (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction, and credit among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. Notwithstanding the preceding sentence, Regulatory Allocations relating to nonrecourse deductions pursuant to Section 7.2(e) shall not be taken into account except to the extent that there has been a reduction in partnership minimum gain.

7.4 Operating Distributions; Minimum Distribution; Other Distributions.

(a) Operating/Minimum Distributions. Any Distributions authorized by the Board of Governors, other than Distributions upon liquidation pursuant to Section 11.3, Non-Ordinary Distributions pursuant to Section 7.4(b), and Tax Withholding Obligations which constitute Distributions pursuant to Section 7.5, shall be distributed among the Members based on their Membership Units as reflected in the Company's records. The Board of Governors shall annually authorize a Distribution of cash to the Members based on their Membership Units in an amount at least equal to the Estimated Member Tax Liability to the extent such Distribution is legally permitted and complies with loan covenants, but only after all historical cumulative losses have been restored and the Company has net income of at least $50,000 for the year in question.

(b) Other Distributions. Distributions to Members from sources other than "net operating profits" including refinancing of indebtedness or from the sale of substantially all of the assets of the Company other than in the ordinary course of business shall be distributed among the Members in the same manner as set forth in Section 11.3 for Liquidation Distributions.

7.5 Tax Withholding Obligations Constitute a Distribution. Any Tax Withholding Obligation which is withheld by the Company shall constitute a Distribution of such amount by the Company to the Member to whom such Tax Withholding Obligation is attributable.

ARTICLE VIII
TAX MATTERS

8.1 Tax Characterization and Returns. The Members acknowledge that the Company will be characterized as a partnership for income tax purposes. The Company shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any federal, state or local tax returns required to be filed by the Company and, except as otherwise provided in any Board resolution, shall have complete discretion and authority concerning any tax election required or permitted to be made by the Company. The Company shall deliver or cause to be delivered to each Member within ninety (90) days after the end of each fiscal year (or within a reasonable time thereafter if the Company's due date for a tax return is extended) such information concerning the Company as is necessary or appropriate to permit each Member to properly complete any federal, state or local income tax return in which Members must include items attributable to the Company. The Company shall endeavor to provide sufficient information from time to time during the year as may be appropriate to permit the Members to pay federal, state and local estimated taxes.

8.2 Tax Matters Partner. The Tax Matters Partner shall be the individual so designated in accordance with Sections 6221-33 of the Code and related Treasury Regulations and such individual shall assume the responsibilities assigned to tax matters partners therein. The Board of Governors may designate the Tax Matters Partner or, if no such designation is made, the Chief Manager of the Company shall be the Tax Matters Partner unless the Chief Manager is not a Member in which case the Chief Manager shall designate a Member as the Tax Matters Partner. If on advice of counsel the Tax Matters Partner determines that it is in the best interest of the Members that the final results of any administrative proceeding be appealed by the institution of legal proceedings, the Tax Matters Partner is hereby authorized to commence such legal proceedings in such forum as the Tax Matters Partner, on advice of counsel, determines to be appropriate. In the event the Tax Matters Partner selects a forum for appeal in which the Members are required to deposit a proportionate share of any disputed tax before making such appeal, the Tax Matters Partner must obtain the approval of the Board of Governors and the consent of all Members. If such approval and consent is obtained, each of the Members will be required to deposit and pay such Member's proportionate share of such disputed tax before participating in such appeal. The Members acknowledge that such deposit under current law does not earn interest and that the failure to so deposit may preclude a Member from pursuing any other sort of appeal by court action. The Tax Matters Partner shall not be liable to any other Member for any action taken with respect to any such administrative proceedings or appeal so long as the Tax Matters Partner is not grossly negligent or guilty of willful misconduct. Any costs paid or incurred by the Tax Matters Partner in connection with its activities in such capacity shall be reimbursed by the Company. Each Member acknowledges that any cost a Member may incur in connection with an audit of such Member's income tax return, including an audit of such Member's investment in this Company, is such Member's sole responsibility and obligation; and neither the Company, the Board of Governors, the Managers nor the Tax Matters Partner shall be liable to any Member for reimbursement or sharing of any such costs.

ARTICLE IX
TRANSFER OF MEMBERSHIP INTERESTS

9.1 Transfer of Membership Interests. Membership Units may be transferred only with the consent of the Board of Governors, with such consent being given, withheld, conditioned or delayed as the Board may determine in its sole discretion. The transferor and transferee must execute any such documents or instruments as the Board may deem necessary or desirable to effect such assignment. Nothing in this Article IX shall prohibit the collateral assignment of rights to distributions to any Member, but no such assignee shall have the right, by virtue of such collateral assignment, to become a Member or to have any governance rights.

9.2 Transfer of Class A Membership Units. Subject to the approval process set forth in Section 9.1, a Class A Member may transfer his/her/its Class A Membership Units to either a producer or non-producer, but the transfer of Class A Units to a non-producer will result in the automatic conversion of such Units to Class B Units.

9.3 Severance Prohibited. Neither the Governance Rights nor the Financial Rights of a Membership Unit may be severed from the Membership Unit (except with respect to a collateral assignment permitted under Section 9.1). Any assignment of Membership Units shall cause the assignment of both the Governance Rights and the Financial Rights associated with that Membership Unit to the same assignee.

ARTICLE X
SUPER-MAJORITY ACTION

The Board of Governors shall not enter into or make the following actions or decisions by, for or on behalf of the Company without the approval of at least 66 2/3% of the Voting Interests:

(a) Any sale, exchange, transfer, consent to the execution of a deed in lieu of foreclosure, or other disposition of all or substantially all of the Company's assets;

(b) The conversion of the Company to a corporation, general partnership, limited partnership or any other form of legal entity;

(c) Any merger or other combination of the Company with or into any other Person; or

(d) Dissolution of the Company.

ARTICLE XI
DISSOLUTION

11.1 Notice of Dissolution. As soon as possible following the occurrence of the event effecting the dissolution of the Company (whether pursuant to Article X or a statutory event), the appropriate representative of the Company shall execute a notice of dissolution in such form as shall be prescribed by the North Dakota Secretary of State, setting forth the information required under the Act, and shall file the same with the North Dakota Secretary of State's office.

11.2 Winding Up of Business. Upon filing a notice of dissolution with the North Dakota Secretary of State, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until a certificate of termination has been issued by the Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

11.3 Distributions Upon Liquidation. Upon liquidation, the business of the Company shall be wound up, the Board of Governors shall take full account of the Company assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. If any assets are not sold, gain or loss shall be allocated to the Members in accordance with Article VII as if such assets had been sold at their fair market value at the time of the liquidation. If any assets are distributed to a Member, rather than sold, the Distribution shall be treated as a Distribution equal to the fair market value of the assets at the time of the liquidation. The assets of the Company shall be applied and distributed in the following order of priority:

(a) First, to the payment of all debts and liabilities of the Company, including all fees due the Governors and Managers, and including any loans or advances that may have been made by the Members to the Company, in the order of priority as provided by law;

(b) Second, to the establishment of any reserves deemed necessary by the Managers or the Person winding up the affairs of the Company for any contingent liabilities or obligations of the Company;

(c) Third, to the Members in proportion to their Membership Units (both Class A and Class B).

ARTICLE XII
RESOLUTION OF DISPUTES AND ARBITRATION

12.1 Arbitration. All claims, counterclaims, disputes and other matters arising out of or relating to this Agreement shall be settled and finally determined by arbitration to be held in a mutually agreeable city in accordance with the then existing Commercial Arbitration Rules (the "CAR") of the American Arbitration Association (the "AAA") or its successors and otherwise in accordance with the provisions of this Section. Notice of demand for arbitration shall be filed in writing with the other party or parties to the Dispute and with the AAA.

12.2 Injunctive Relief. As the sole exception to arbitration, each party hereto shall have the right to seek injunctive relief, without the necessity of proving actual damages, from any court having jurisdiction only so as to preserve its rights for resolution in any pending or imminent arbitration proceedings including, without limitation, the right to such preliminary injunctive relief and/or a temporary restraining order, pending such arbitration proceedings, but no such injunction shall prohibit or postpone such arbitration proceedings and the injunctions may be modified or vacated as a result of the arbitration award.

12.3 Arbitration Panel. The arbitration panel shall consist of one (1) person who has the availability to allow the arbitration to proceed with continuous sessions until conclusion. The parties shall select the arbitrator from a list of potential arbitrators furnished by the AAA.

12.4 Document Exchange. Within thirty (30) days after the notice of demand for arbitration, the parties shall make reasonably available to each other, for inspection and copying, all documents deemed reasonably necessary by the arbitrators relating to the dispute in their possession or under their control (including, but not limited to, any and all documents in the possession or under the control of any of their consultants or agents), except such documents as are protected under the attorney-client privilege, as that doctrine has been defined and applied by the courts of the State of North Dakota relevant to the issues raised by the dispute being arbitrated.

12.5 Confidentiality. All information and documentation submitted by the parties or received from any other source, together with all transcripts of the hearing(s) and the arbitrator's findings, shall be treated by the arbitrator and the parties as confidential information and all participants shall agree not to disclose or turn over any such information or documentation to a third party without the prior written consent of the parties, or pursuant to a lawful subpoena or court order, or in order to obtain injunctive or other judicial relief.

12.6 Speedy Resolution. It is the parties' intent that the arbitration be speedily concluded with a desire for the hearing to take place and the award to be made within ninety (90) days of the filing of any demand for arbitration if that is possible. The award rendered by the arbitrator will be final and not subject to appeal, and judgment may be entered upon it in any court having jurisdiction thereof. Specific performance and injunctive relief may be ordered by the award of the arbitrator. All costs, arbitration fees and attorneys fees shall be paid as the award of the arbitrator shall specify. In the event of conflict between the provisions of this Section with the CAR, the provision of this Section shall control.

ARTICLE XIII
AMENDMENT

This Agreement may not be modified, amended or supplemented except upon consent of at least a simple majority of the Voting Interests. Provided, that (i) the composition of the Board of Governors as set forth in §4.2 cannot be modified except with the consent of a majority of Voting Interests of the Class A Members; and (ii) Article X may be amended only by 66 2/3% of the Voting Interests.

ARTICLE XIV
MISCELLANEOUS

14.1 Entire Agreement. This Agreement constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof.

14.2 Compensation for Services. No Member (or individual affiliated with a member) shall be entitled to any compensation for services performed for the Company except as shall be approved in advance by the Company and evidenced in a written agreement, minutes of a board meeting, or minutes of a membership meeting.

14.3 Articles of Organization. In the event of any conflict between the Articles of Organization and this Agreement, the provisions of this Agreement shall govern to the extent not contrary to law.

14.4 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

14.5 Remedies. The parties agree that in the event of a breach of this Agreement, the non-breaching party or parties shall be entitled to the remedies of specific performance and injunctive relief, except to the extent prohibited by the Act, and that such remedies shall be in addition to any other remedies available at law or in equity with the pursuit of any one or more remedies not being a bar to the pursuit of other remedies which may be available. The parties further agree that the breaching party or parties shall pay all reasonable costs, expenses, and attorneys' fees incurred by the non-breaching party or parties in pursuing their remedies for a breach of this Agreement.

14.6 Consent and Waiver. No consent under and no waiver of any provision of this Agreement on any one occasion shall constitute a consent under or waiver of any other provision on said occasion or on any other occasion, nor shall it constitute a consent under or waiver of the consented to or waived provision on any other occasion. No consent or waiver shall be enforceable unless it is in writing and signed by the party against whom such consent or waiver is sought to be enforced.

14.7 No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other Person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise, except that the Company shall have standing to bring an action to recover damages provided for by the Act or to seek remedies otherwise provided by law in the event of a breach or threatened breach of this Agreement.

14.8 Notices. All notices, offers, demands, or other communications required or permitted under this Agreement shall be in writing, signed by the Person giving the same. Notice shall be treated as given when personally received or (except in the event of a mail strike) when sent by certified or registered mail, postage prepaid, return receipt requested, to a Member at the address as shown from time to time on the records of the Company. Any Member may specify a different address by written notice to the Board of Governors.

14.9 Binding Effect. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

14.10 Necessary Instruments and Acts. The parties covenant and agree that they shall execute any further instruments and shall perform any acts which are or may become necessary to effectuate and to carry out the terms and conditions of this Agreement.

14.11 Number and Gender. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

14.12 Interpretation. All references herein to Articles, Sections and subsections refer to Articles, Sections and subsections of this Agreement. All Article, Section and subsection headings are for reference purposes only and shall not affect the interpretation of this Agreement.

14.13 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement binding on all parties. Each party shall become bound by this Agreement immediately upon signing any counterpart, independently of the signature of any other party.

14.14 Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of North Dakota.

F:\users\SLB\Agraria LLC\Member Control Agreement (July 30 2002)

EXHIBIT 3

AGRARIA, LLC

SUBSCRIPTION AGREEMENT

AGRARIA, LLC

SUBSCRIPTION AGREEMENT AND LETTER OF INVESTMENT INTENT

Ladies and Gentlemen:

The undersigned hereby subscribes to purchase that number of Membership Units ("Units") indicated below of Agraria, LLC at a price of $100 per Unit. As consideration for the Units purchased, I enclose with this document full payment thereof. **Payment should be made to "Bank of North Dakota-Agraria, LLC Escrow".** I acknowledge that this subscription is subject to acceptance by the Company and that the Company has the right, in its sole discretion, to accept or reject subscriptions in whole or in part.

REPRESENTATIONS AND WARRANTIES OF INVESTOR;
INVESTMENT INTENT; RESTRICTIONS ON TRANSFER OF UNITS

In connection with the purchase of the Units, the undersigned hereby represents and warrants as follows:

1. I understand that the Units have not and will not be registered under the Federal Securities Act of 1933, as amended (the "Act"), but are being offered and exchanged in reliance upon exemption from registration afforded under the Act. I make the following representations, declarations, and warranties with the intent that the same be relied upon in determining my suitability as a purchaser of the Units:

(a) The Units for which I am hereby subscribing are being acquired solely for the account of the undersigned, as principal, for long term investment, and are not being purchased for resale or for subdivision or fractionalization thereof, and I have no present plan or intention to enter into any such contract, undertaking, agreement, or sale.

(b) I represent that the investment in the Units is a suitable investment for me, taking into consideration the risks and the restrictions on transferability thereof. I agree that I will not dispose of the Units or any interest therein, unless and until Agraria, LLC (the "Company"), in its sole discretion, shall have consented to any transfer and until (i) the Company shall have determined, by obtaining an opinion of my counsel or otherwise, that the intended disposition does not violate any applicable state securities law or the Act or the rules and regulations of the Securities and Exchange Commission thereunder, or (ii) the Units have been validly registered with the Securities and Exchange Commission.

(c) I or my attorney or accountant or investment advisor has been furnished the Company's Offering Circular, and I have had the opportunity to communicate directly with the officers of the Company in order to verify the accuracy of, or amplify or clarify, the foregoing information.

(d) I have such knowledge and experience in financial and business matters so that I am capable of evaluating the merits and risks of investing in the Units, and I do not need or desire any assistance of a knowledgeable representative to aid in the evaluation of such risks, or I have made any such necessary consultations.

(e) I have relied solely upon independent investigations made by me and/or my representatives in deciding to purchase the Units subscribed for herein.

2. I acknowledge and am aware of the following:

(a) The Units are a highly speculative investment which involve a great risk of loss by me of my entire investment, but I believe the investment is suitable for me based upon my investment objectives and financial needs. I can bear the economic risk of an investment in the Units for an indefinite period of time and can afford a complete loss of such investment.

(b) No federal or state agency has made any findings or determination as to the fairness of the investment, nor any recommendation nor endorsement, of the Units.

(c) I understand that there are significant restrictions on the transferability of the Units, there will be no public market for the Units and, accordingly, it may not be possible for me to readily liquidate my investment in case of an emergency.

A legend will be placed in the certificates or other instruments evidencing the limits describing the restrictions on the transferability thereof, containing substantially the following language:

THE SECURITIES REPRESENTED BY THE WITHIN CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION, EXEMPTION FROM REGISTRATION OR OPERATION OF LAW. THE TRANSFER OF UNITS REPRESENTED BY THE WITHIN CERTIFICATE IS RESTRICTED UNDER THE TERMS OF THE COMPANY'S MEMBER CONTROL AGREEMENT, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE COMPANY.

3. I understand and agree that the Company has the right to accept or reject this subscription, in whole or in part, in its sole and absolute discretion. If the subscription is rejected, in whole or in part, the moneys paid to the Company hereby will be returned in the original amounts without interest, to me by the Company as soon as possible, but in no event later than fourteen (14) days following the receipt thereof.

4. This instrument contains the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred to herein.

5. The undersigned subscriber, by execution of this Subscription Agreement, is deemed to have executed and agrees to be bound by the Member Control Agreement (as it may be amended from time to time) of the Company, a copy of which is contained in the Offering Circular to the same effect and purpose as if the undersigned's signature were applied to those documents. Said document is by reference incorporated into this Subscription Agreement and made a part hereof.

MATTERS TO BE COMPLETED BY SUBSCRIBER

PLEASE COMPLETE THE FOLLOWING:

A. **Units Purchased** (Please complete)

I hereby subscribe for ______ Membership Units. Minimum purchase is twenty (20) Units ($2,000).

B. **Investment Calculation** (Please complete)

Calculating Your Payment Due	
Payment Due: __________ number of Units purchased X $100	$__________
Total Due	**$__________**
Payment is due with the return of this Subscription Agreement. **Make check payable to "Bank of North Dakota-Agraria, LLC Escrow".**	

C. **Tittle Ownership** Manner in which title is to be held: (check one)

____ Individual Ownership
____ Joint Tenants with Right of Survivorship*
____ Tenants in Common**
____ Partnership
____ Individual Retirement Account
____ Corporation
____ Cooperative
____ Trust
____ Other

* "Joint Tenants with Right of Survivorship" means that the purchasers shall co-own the Units with right of survivorship and not as tenants in common. Each purchaser shall enjoy the right of survivorship; that is, upon the death of one purchaser, the surviving purchaser shall enjoy sole ownership of the Units. Any sale, transfer, or other disposition of the Units by either purchaser of his or her proportionate share thereof shall destroy the right of survivorship.

** "Tenants in Common" means that the purchasers shall co-own the Units as tenants in common with no right of survivorship. Each purchaser may sell, transfer, or otherwise dispose of his or her proportionate share of the Units in accordance with the law.

D. **Producer Status** (Check appropriate box)

☐ I am an agricultural producer. To constitute an agricultural producer, you must have an ownership in a farm unit recognized by Farm Services Agency (FSA).

☐ I am not an agricultural producer.

E. **Membership Status**

I acknowledge that I am currently a member of North Dakota Farmers Union and the Ultimate Value-Added Cooperative, or have made applications to those organizations for membership.

IN WITNESS WHEREOF, I HAVE EXECUTED THIS Subscription Agreement and Letter of Investment Intent this _____ day of _________ , 2002. My signature below also constitutes my agreement to the Company's Member Control Agreement.

___________________________	____
Taxpayer Identification or Social Security No.	(Signature)
	____
	(Name, please print)
___________________________	____
Taxpayer Identification or Social Security No.	(Signature)
	____
	(Name, please print)

Address:

____

____

IN WITNESS WHEREOF, the undersigned hereby accepts the proposed Subscription as of this ____ day of ____________ , 2002.

AGRARIA, LLC

By: ____

Its: ____

F:\users\SLB\Agraria LLC\Subscription Agreement (Sept 2002)

EXHIBIT 4

AGRARIA, LLC

ESCROW AGREEMENT

IMPOUNDMENT AGREEMENT

NORTH DAKOTA SECURITIES COMMISSIONER
SFN 51951 (3-99)
FORM S-9

Securities Commissioner
600 E Boulevard Ave Dept 414
Bismarck ND 58505-0510
(701) 328-2910

THE IMPOUNDING OF THE PROCEEDS FROM THE SALE OF A SECURITY
PURSUANT TO CHAPTER 10-04 OF THE NORTH DAKOTA CENTURY CODE

THIS IMPOUNDMENT AGREEMENT made and entered into this _______ day of __________________, 2002, by and between AGRARIA,LLC located at Jamestown, North Dakota (hereinafter called the Issuer), and the BANK OF NORTH DAKOTA, a financial institution with principal offices in Bismarck, North Dakota, (hereinafter called the Impoundment Agent).
WITNESS THAT:

WHEREAS, said Issuer proposes to issue to the residents of the State of North Dakota Membership Units at a price of $100 per unit; and

WHEREAS, as a condition of such offering, the North Dakota Securities Commissioner (hereinafter called the Commissioner) requires that the Issuer provide for the Impoundment of all subscription proceeds for Membership Units until the minimum number of units (12,000) have been subscribed for; and

WHEREAS, the Issuer and the Impoundment Agent desire to enter into an agreement with respect to the said impoundment of proceeds;

NOW, THEREFORE, in consideration of the premises and agreements set forth herein, the parties agree as follows:

1. All proceeds received from the sale of the securities subject to this Impoundment Agreement and copies of accompanying subscription agreements shall be promptly delivered to the Impoundment Agent for deposit in an escrow account. During the term of this Impoundment Agreement, the Issuer shall cause all checks received by them, in payment of such securities, to be payable to the Impoundment Agent. The proceeds received for the Membership Units will be deposited in the escrow account.

2. The Issuer shall furnish the Impoundment Agent simultaneously with each deposit the names, addresses, and respective amounts paid by each subscriber whose funds comprise each deposit. The Impoundment Agent shall issue a report to the Issuer upon the close of each three-month period commencing with the date of the Impoundment Agreement, showing the total amount on deposit in the escrow account at the end of each such period.

3. The Impoundment Agent shall accept said deposits upon the terms set forth herein and shall treat the funds so deposited as funds in escrow. All proceeds so deposited shall remain the property of the subscribers and shall not be subject to any liens or charges by the Impoundment Agent of judgments or creditors' claims against the Issuer until released to the Issuer as hereinafter provided.

4. The impoundment period shall begin on the date of the offering disclosure document or prospectus and shall terminate on the earliest of the following dates:

    a. When there are subscriptions for at least 12,000 Membership Units ($1,200,000) have been paid;
    b. The Commissioner has by order or regulation suspended or revoked the exemption or registration; or
    c. The offering's Expiration Date as defined in the offering disclosure document.

5. Whenever the impoundment period, as defined above, shall terminate, the Impoundment Agent will promptly give written notice to the Commissioner of:

   a. The amount on deposit in the escrow account; and
   b. The name and address of each subscriber and amount paid by each subscriber.

   Upon receipt of written notice from the Impoundment Agent that the total amount specified in Paragraph 4 is on deposit, the Commissioner may, in his discretion order the Impoundment Agent to pay over all impounded funds to the Issuer.

   If the specified minimum amount of proceeds have not been impounded during the term of impoundment, then within three (3) business days after the last day of the term of impoundment, the Impoundment Agent shall:

   a. Notify the Commissioner in writing that the conditions of impoundment have not been satisfied;
   b. Within a reasonable time, but in no event more than fourteen (14) days of the date that the company has terminated the offering, refund to each subscriber at the address appearing on the list of subscribers, all sums paid by him or her pursuant to his or her subscription; and
   c. Notify the Commissioner in writing of such refund.

6. The Impoundment Agent agrees that it will not charge a fee for its services under this agreement.

7. The Commissioner may, at any time, inspect the records of the Impoundment Agent, insofar as they relate to this Impoundment Agreement, for the purpose of determining compliance with and conformance to the provisions of the Impoundment Agreement.

8. The Impoundment Agent may invest the funds from time to time upon the direction of the Issuer in a savings account or certificates of deposit.

9. Until the terms of this agreement have been met and the funds hereunder released to the Issuer, the Issuer may not issue any certificates or other evidences of ownership of the securities, except subscription agreements.

THE ISSUER AND IMPOUNDMENT AGENT HAVE ENTERED INTO THIS IMPOUNDMENT AGREEMENT ON THE DAY, MONTH AND YEAR ABOVE WRITTEN.

ISSUER:	
BY:	TITLE:
IMPOUNDMENT AGENT:	
BY:	TITLE:

Accepted for filing:

SECURITIES COMMISSIONER:	Date:

EXHIBIT 5

AGRARIA, LLC

CONSENT OF INDEPENDENT AUDITOR

EideBailly LLP

Consultants • Certified Public Accountants

CONSENT OF ACCOUNTANTS

We consent to the reference of our firm under the caption "Experts" and to the inclusion of our compilation report dated September 16, 2002, of the forecasted financial statements of Agraria LLC as of and for the first three years of operations as part of the Registration Statement of Agraria LLC.

Eide Bailly LLP

Fargo, North Dakota
September 16, 2002

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

EXHIBIT 6

AGRARIA, LLC

OPINION OF LEGAL COUNSEL

GUNHUS
LAW FIRM

GUNHUS, GRINNELL, KLINGER, SWENSON & GUY, LTD.
ATTORNEYS AT LAW

500 2nd Ave. N., Suite 514
P.O. Box 2783
Fargo, ND 58108-2783

Telephone: 701-235-2506
Facsimile: 701-235-9862
Internet: www.gunhuslaw.com

Office also in Moorhead, MN

LEGAL OPINION LETTER

September 16, 2002

Agraria, LLC
PO Box 2136
Jamestown ND 58402

Dear Ladies & Gentlemen:

This opinion is furnished in connection with the filing by Agraria, LLC, a North Dakota limited liability company (the "Company"), with the Securities & Exchange Commission under the Securities Act of 1933, as amended, of a Form 1-A and the registration of such securities with the North Dakota Securities Commission, relating to the offer of membership units of the Company. As your counsel, in connection with this transaction, we have examined Form 1-A and such corporate records and other documents of the Company as we deemed material or necessary for the purpose of this opinion.

It is our opinion that the units, when issued and sold in the manner referred to in the Form 1-A, will be legally and validly issued, fully paid and non-assessable.

We consent to the filing of this opinion and exhibit to the Form 1-A, and the state filings, and further consent to the reference to our name wherever appearing in those filing documents.

Very truly yours,

Steven E. Noack

SEN/sb

EXHIBIT 7

AGRARIA, LLC

"TEST THE WATERS' MATERIAL

GUNHUS LAW FIRM

GUNHUS, GRINNELL, KLINGER, SWENSON & GUY, LTD.
ATTORNEYS AT LAW
500 2nd Ave. N., Suite 514
P.O. Box 2783
Fargo, ND 58108-2783
Telephone: 701-235-2506
Facsimile: 701-235-9862
Internet: www.gunhuslaw.com
Office also in Moorhead, MN

July 16, 2002

VIA FED EX FIRST OVERNIGHT

Securities & Exchange Commission
Attn: Office of Small Business Review
450 5th Street
Washington DC 20549

Re: Agraria, LLC - Solicitation of Interest Document
Our File: SEN-280-1

Dear Ladies & Gentlemen:

Enclosed please find, for purposes of filing, Agraria, LLC's solicitation of interest material pursuant to Regulation Section 230.254.

Please feel free to contact me if you have any questions or comments regarding this matter.

Very truly yours,

Steven E. Noack

Steven E. Noack

SEN/sb
Enclosure

cc Mark Watne

NON-BINDING INDICATION OF INTEREST

AGRARIA, LLC

Name: ______________________________

Address: ______________________________

Telephone No.: ______________________________

I have reviewed the "Solicitation of Interest" form and the related information disseminated by Agraria, LLC for the proposed "family farm" theme restaurant project.

I understand that my indication of interest does not obligate me to purchase equity interests in the Company in the future.

Depending on the level of interest in the project, it is contemplated that the proposed limited liability company will sell Membership Units, and that a minimum investment will be approximately $2,000.00. Investors may own units with spouses, family members or others as joint tenants or tenants in common.

I would like a formal offering document sent to me when such document can be lawfully sent.

I would consider an investment of $____________ (Indicate range if appropriate).

STATE OF NORTH DAKOTA
Securities Commissioner
600 East Boulevard
Bismarck, ND 58505-0510

"Test the Waters"

SOLICITATION OF INTEREST FORM

AGRARIA, LLC

Address of Principal Office:	1415 12th Avenue SE Jamestown ND 58401-5956
Company Telephone Number:	701-252-3425
State and Date of Organization:	The Company is organized as a North Dakota Limited Liability Company effective July 11, 2002.
Name of Chief Executive Officer:	None at this time.
Amount of the Proposed Offering:	Minimum of $1,500,000 and maximum of $3,000,000. The securities to be offered will be Membership Units of the LLC.

- **This is a solicitation of interest only. No money or other consideration is being solicited and none will be accepted.**
- **No sales of the securities will be made or commitment to purchase accepted until the delivery of a final offering circular that includes complete information about the issuer and the offering.**
- **An indication of interest made by a prospective investor involves no obligation or commitment of any kind.**
- **This offer is being made pursuant to the requirements of federal and state securities laws. Neither the federal nor the state authorities have confirmed the accuracy or determined the adequacy of this document or any other document presented to you in connection with this offer. No sale may be made until the offering statement is qualified by the SEC if made pursuant to Regulation A and is registered or approved in this state.**

This company:

( ) Has conducted operations in the past under the same or a different name (describe if applicable).
( ) Has shown a profit on a tax return in the last fiscal year.
(x) Has never conducted operations.

GENERAL COMPANY BUSINESS:

1. What are the company's current and proposed business operations, including products, goods and services?

The Company proposes to develop a restaurant implementing a "family farmer" connection and ownership. The restaurant would be located in a large urban market.

The business concept is a result of the efforts of North Dakota Farmers Union and the Ultimate Value-Added Cooperative. The Cooperative retained the services of Cini-Little International, Inc. approximately two (2) years ago to study the feasibility of such a concept. The feasibility work has been concluded, and based on the assumptions utilized, it was determined that such a project is feasible. The preliminary financial projections developed by Cini-Little are set forth in the information attached hereto.

The restaurant business will offer the following products:

(a) Lunch service;
(b) Dinner service;
(c) In-restaurant catered private parties or functions;
(d) Bar service; and
(e) Retail sales.

It is proposed that the restaurant would fall within the category of an "upper-medium restaurant" or what is sometimes known as a "dinner house". Dinner will be the primary meal period target, although lunch and daytime service will be provided. Projected total seating capacity for the entire restaurant facility (main dining area, bar, and semi-private dining areas) would be approximately three hundred (300) seats. The cuisine would focus on traditional American food, with an emphasis on products such as pasta, beef, lamb, bison, bread, and other food that has a direct connection with the family farm. To the extent possible, direct connections with producer groups or producer-owned processing facilities will be developed to establish a "field to plate" connection.

The crux of the business plan will be to develop menu and product excellence, with a positive price-value perception due to both the quality and abundance of food served in the family-style format. Moreover, as with any restaurant business, service excellence is critical to successful implementation of the business plan.

If the Company's initial restaurant business were to become successful, the Company would likely develop additional restaurant sites implementing the "family farmer" ownership and product connection theme.

The Ultimate Value-Added Cooperative has funded all the organizational costs of the project. They are contributing all of their data, business planning, and other intellectual property to the Company without charge. However, it will reserve the right to approve all future franchises of the restaurant concept to other locations and will receive a royalty type payment of five percent (5%) of net income, which funds will be dedicated to cooperative education and development through the North Dakota Farmers Union. All subscribers/members of the Company must be NDFU members and members of the Ultimate Value-Added Cooperative.

2. How and when will the company's products or services be produced, sold and delivered?

Upon a successful closing of the Company's proposed equity offering, and obtaining necessary debt financing, the Company anticipates that it would be operational within 6-8 months. However, much of this depends on the site selected, the remodeling required of any site, the timeline for hiring employees, and numerous other matters.

OFFERING PROCEEDS:

3. How does the company intend to use the proceeds of the proposed investment offering?

See pro formas attached hereto.

KEY PERSONNEL:

4. Please provide the following information for people who probably will be company officers, managers, or directors anytime within the next twelve months:

The project has not, at this time, identified people to serve in positions of management. All investors will be provided the opportunity of serving on the Company's Board of Governors. The individuals who have served on the interim Board of Governors are:

Lisa Swanson-Faleide
5174 30th Street NE
Maddock ND 58348

Richard Schlosser
8530 64th Street SE
Edgeley ND 58433-9734

David Heinrich
8915 57th Street SE
Adrian ND 58472-9530

Terry Ulrich
10098 51st Ave. SE
Ashley ND 58413-9312

Charles Linderman
651 4th Street South
Carrington ND 58421

Brad Weber
1941 67th Ave. NE
New Rockford ND 58356-8701

Blaine Lundgren
7082 Highway 13
Kulm ND 58456-9705

Woody Barth
2599 Co Rd 135
Solen ND 58570-9742

FINANCIAL INFORMATION

Attached hereto is certain financial information related to projected restaurant business of Agraria, LLC. These include: capital costs, industry averages of expenses and income, and projected annual statement of operations for the first five (5) years.

The attached are preliminary figures, and subject to change. They are offered only for the purpose of gauging interest in the restaurant project and whether it is deemed to be a feasible business enterprise. Final financial numbers will be prepared and reviewed by the Company's certified public accounting firm. There could be material changes to the projections through this process.

Sizing Target			
	Number of Seats	Sq. Ft. per Seat	Square Feet
Total Number of Seats	300		
Semi-Private Dining Areas	50	20	1,000
Dining Room Area	200	22	4,400
Bar Dining Area	50	17	850
Kitchen / Support / Bar Support Areas		13	3,900
Retail Area			600
Total Building			10,750
* Est. Total Foot Print			8,600
* Footprint to Land Area Multiple			N/A
* Land Area			N/A
* Land Area (acre)-rounded up to 0.25 acre			N/A

	Yearly Cost / sf	Year 1 Lease Cost
* Building Lease	$ 42.00	$ 451,500

Food Service Facility Development Cost			
Cost Elements	Cost per Acre Land Area	Cost per Sq. Ft. Building Area	Total Cost
1. * Land Cost	N/A		$ -
2. * Landscape Cost	N/A		$ 20,000
3. Base Building		N/A	
4. *** Build-Out Finishes		$ 30.00	$ 322,500
5. General - Construction		$ 73.33	$ 788,298
Mechanical(HVAC, Plumbing, etc.)		$ 27.40	$ 294,550
Life Safety		$ 5.00	$ 53,750
Electrical		$ 16.00	$ 172,000
Fees (A.E., Int., F.S., Legal, In-HouseMgmt.Dev)		$ 24.93	$ 267,998
6. Fixtures, Furnishings & Equipment (FF&E)		$ 103.50	$ 1,112,625
Washroom Accessories		$ 3.50	$ 37,625
Food & Bar Equipment		$ 45.00	$ 483,750
Furniture & Fixtures		$ 28.20	$ 303,150
Music, Artifacts and Signs		$ 6.00	$ 64,500
Office Furniture & Equipment		$ 3.50	$ 37,625
Electronic Cash Management		$ 7.30	$ 78,475
Special Interior Design Highlights		$ 10.00	$ 107,500
7. Smallwares and Pre-opening Cost	Cost per Seat	$ 850.00	$ 255,000
Table Top	$ 200.00		$ 60,000
Working Smallwares	$ 100.00		$ 30,000
Menus, Uniforms, Etc.	$ 100.00		$ 30,000
Pre-opening Paid Media Advertising	$ 300.00		$ 90,000
Pre-opening, P.R. Parties, Etc.	$ 150.00		$ 45,000
Total Development Cost			$ 2,498,423
** Total Working Capital			$ 544,084
Total Capital Cost for Land, Landscape, Building, and General Construction			$ 1,130,798
Total Capital Cost for FF&E, Smallwares, Pre-Opening			$ 1,367,625
Total Capital Cost			$ 3,042,507

COST PERCENTAGE

Pro Forma Application Percentages	Source	* Industry Standard	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Following percentage is cost of sales for food, beverage and retail merchandise per sales item												
Food Cost	*	34.10%	36.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%
Beverage Cost	*	25.60%	28.00%	26.00%	26.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%
Merchandise Cost		40.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Following percentage to be applied against the total management salary												
Management Benefits	**	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Workers Compensation	**	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%
Insurance Premiums	**	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%
Pension/Retirement	**	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%
Payroll Taxes	**	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%
Following percentage to be applied against the total hourly wage												
Employee Benefits	**	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%	6.00%	6.00%
Workers Compensation	**	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%
Insurance Premiums	**	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%
Pension/Retirement	**	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%	1.60%
Payroll Taxes	**	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%	12.65%
Following percentage to be applied against the total sales of the restaurant												
Direct Operating Expenses	*	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Music and Entertainment	*	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%
Marketing	*	2.50%	3.00%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Utilities	*	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%
*** Restaurant Occupancy Costs	*	5.80%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Repairs and Maintenance	*	1.80%	1.80%	1.80%	1.80%	1.80%	1.80%	1.80%	1.80%	1.80%	1.80%	1.80%
Depreciation	*	1.80%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Training	*	0.50%	1.00%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Administrative and General	*	4.60%	4.60%	4.60%	4.60%	4.60%	4.60%	4.60%	4.60%	4.60%	4.60%	4.60%
Interest		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other	*	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%	0.30%
Income Before Income Tax	*	4.60%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

*Note - Percentages are based on US Restaurant Industry Standards from National Restaurant Association for Dinner Restaurants above $10 average check, "median" level, and adjusted by Cini-Little in key fields as per recommended for the Purple Mountain concept. Some percentage data is not available (ie: retail, gate, etc.)

AGRARIA

ANNUAL PRO FORMA P&L

Lease Option

Pro Forma	YEAR 1 US$	YEAR 1 %	YEAR 2 US$	YEAR 2 %	YEAR 3 US$	YEAR 3 %	YEAR 4 US$	YEAR 4 %	YEAR 5 US$	YEAR 5 %
REVENUE										
Dining - Food	$ 2,934,226	53.93%	$ 3,052,769	54.00%	$ 3,176,101	54.19%	$ 3,304,416	54.14%	$ 3,437,914	54.16%
Dining - Beverage	$ 940,546	17.29%	$ 978,544	17.31%	$ 1,018,077	17.37%	$ 1,059,208	17.35%	$ 1,102,000	17.36%
Bar - Food	$ 136,852	2.52%	$ 142,381	2.52%	$ 134,582	2.30%	$ 154,118	2.52%	$ 160,344	2.53%
Bar - Beverage	$ 337,053	6.19%	$ 350,670	6.20%	$ 364,837	6.23%	$ 379,577	6.22%	$ 400,412	6.31%
Catering - Food	$ 525,598	9.66%	$ 546,832	9.67%	$ 568,924	9.71%	$ 591,909	9.70%	$ 615,822	9.70%
Catering - Beverage	$ 206,568	3.80%	$ 214,913	3.80%	$ 223,598	3.82%	$ 232,629	3.81%	$ 242,027	3.81%
Merchandise Sales	$ 360,000	6.62%	$ 367,200	6.50%	$ 374,544	6.39%	$ 382,035	6.26%	$ 389,676	6.14%
Total Revenue	$ 5,440,844	100.00%	$ 5,653,310	100.00%	$ 5,860,661	100.00%	$ 6,103,890	100.00%	$ 6,348,194	100.00%
COST OF SALES										
Food Cost	$ 1,294,804	23.80%	$ 1,272,274	22.50%	$ 1,319,066	22.51%	$ 1,377,150	22.56%	$ 1,432,787	22.57%
Beverage Cost	$ 415,567	7.64%	$ 386,032	6.83%	$ 401,628	6.85%	$ 417,853	6.85%	$ 436,110	6.87%
Merchandise Cost	$ 180,000	3.31%	$ 183,600	3.25%	$ 187,272	3.20%	$ 191,017	3.13%	$ 194,838	3.07%
Total Cost of Sales	$ 1,890,370	34.74%	$ 1,841,906	32.58%	$ 1,907,966	32.56%	$ 1,986,021	32.54%	$ 2,063,735	32.51%
Salaries and Wages										
Management Salaries	$ 310,000	5.70%	$ 316,200	5.59%	$ 322,524	5.50%	$ 328,974	5.39%	$ 335,554	5.29%
Employee Wages	$ 976,470	17.95%	$ 995,999	17.62%	$ 1,015,919	17.33%	$ 1,036,238	16.98%	$ 1,056,963	16.65%
Year 1 Start-Up Labor	$ 64,324	1.18%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%
Subtotal Salaries and Wages	$ 1,350,794	24.83%	$ 1,312,199	23.21%	$ 1,338,443	22.84%	$ 1,365,212	22.37%	$ 1,392,517	21.94%
Management Benefits										
Worker's Compensation	$ 8,525	0.16%	$ 8,696	0.15%	$ 8,869	0.15%	$ 9,047	0.15%	$ 9,228	0.15%
Insurance Premiums	$ 4,960	0.09%	$ 5,059	0.09%	$ 5,160	0.09%	$ 5,264	0.09%	$ 5,369	0.08%
Pension/Retirement	$ 4,960	0.09%	$ 5,059	0.09%	$ 5,160	0.09%	$ 5,264	0.09%	$ 5,369	0.08%
Payroll Taxes	$ 39,215	0.72%	$ 39,999	0.71%	$ 40,799	0.70%	$ 41,615	0.68%	$ 42,448	0.67%
Employee Benefits										
Worker's Compensation	$ 26,853	0.49%	$ 27,390	0.48%	$ 27,938	0.48%	$ 28,497	0.47%	$ 29,066	0.46%
Insurance Premiums	$ 15,624	0.29%	$ 15,936	0.28%	$ 16,255	0.28%	$ 16,580	0.27%	$ 16,911	0.27%
Pension/Retirement	$ 15,624	0.29%	$ 15,936	0.28%	$ 16,255	0.28%	$ 16,580	0.27%	$ 16,911	0.27%
Payroll Taxes	$ 123,523	2.27%	$ 125,994	2.23%	$ 128,514	2.19%	$ 131,084	2.15%	$ 133,706	2.11%
Subtotal Taxes & Benefit Cost	$ 239,283	4.40%	$ 244,069	4.32%	$ 248,950	4.25%	$ 253,929	4.16%	$ 259,008	4.08%
Total Payroll Cost	$ 1,590,077	29.22%	$ 1,556,268	27.53%	$ 1,587,394	27.09%	$ 1,619,142	26.53%	$ 1,651,525	26.02%
OPERATING EXPENSES										
* Direct Operating Expenses	$ 299,246	5.50%	$ 310,932	5.50%	$ 322,336	5.50%	$ 335,714	5.50%	$ 349,151	5.50%
Insurance Premiums	$ 27,204	0.50%	$ 28,267	0.50%	$ 29,303	0.50%	$ 30,519	0.50%	$ 31,741	0.50%
Music and Entertainment	$ 16,323	0.30%	$ 16,960	0.30%	$ 17,582	0.30%	$ 18,312	0.30%	$ 19,045	0.30%
Marketing / Advertising	$ 163,225	3.00%	$ 141,333	2.50%	$ 146,517	2.50%	$ 152,597	2.50%	$ 158,705	2.50%
Utilities	$ 125,139	2.30%	$ 130,026	2.30%	$ 134,795	2.30%	$ 140,389	2.30%	$ 146,008	2.30%
Repairs and Maintenance	$ 97,935	1.80%	$ 101,760	1.80%	$ 105,492	1.80%	$ 109,870	1.80%	$ 114,267	1.80%
Training	$ 54,408	1.00%	$ 56,533	1.00%	$ 58,607	1.00%	$ 61,039	1.00%	$ 63,482	1.00%
Total Operating Expenses	$ 783,482	14.40%	$ 785,810	13.90%	$ 814,632	13.90%	$ 512,727	8.40%	$ 533,248	8.40%
ADMINISTRATIVE & GENERAL										
License and Fees	$ 10,000	0.18%	$ 10,000	0.18%	$ 10,000	0.17%	$ 10,000	0.16%	$ 10,000	0.16%
Property Insurance	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%
Building Lease	$ 451,500	8.30%	$ 451,500	7.99%	$ 451,500	7.70%	$ 451,500	7.40%	$ 451,500	7.11%
Administrative & General	$ 250,279	4.60%	$ 260,052	4.60%	$ 269,590	4.60%	$ 280,779	4.60%	$ 292,017	4.60%
Depreciation	$ 168,893	3.10%	$ 168,893	2.99%	$ 168,893	2.88%	$ 168,893	2.77%	$ 168,893	2.66%
Interest	$ 91,275	1.68%	$ 85,764	1.52%	$ 79,922	1.36%	$ 73,729	1.21%	$ 67,165	1.06%
Total Undistributed Expenses	$ 971,947	17.86%	$ 976,210	17.27%	$ 979,906	16.72%	$ 984,902	16.14%	$ 989,576	15.59%
NET PROFIT BEFORE TAX	$ 204,968	3.77%	$ 493,116	8.72%	$ 570,764	9.74%	$ 1,001,099	16.40%	$ 1,110,111	17.49%

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jamestown, State of North Dakota, on September 16, 2002.

Issuer: Agraria, LLC

By: [signature]
Blaine Lundgren, President

This Offering Statement has been signed by the following governors, representing a majority of the Board of Governors:

Blaine Lundgren	David Heinrich
Lisa Swanson Faleide	Charles Linderman
Terry Ulrich	Richard Schlosser
Woody Barth	Brad Weber

The signatures of said governors are set forth in the attached signature pages.

The company does not currently have any employees, including a Chief Executive Officer, or Chief Financial Officer.

Signature Page to
AGRARIA, LLC FORM 1-A

[signature]
Blaine Lundgren, Governor

Date: Sept. 16, 2002

Signature Page to
AGRARIA, LLC FORM 1-A

Lisa Swanson Faleide, Governor

Date: Sept. 16, 2002

Signature Page to
AGRARIA, LLC FORM 1-A

Terry Ulrich, Governor

Date: Sept. 16, 2002

Signature Page to
AGRARIA, LLC FORM 1-A

Woody Barth, Governor

Date: Sept. 16, 2002

Signature Page to
AGRARIA, LLC FORM 1-A

David Heinrich, Governor

Date: Sept. 16, 2002

Signature Page to
AGRARIA, LLC FORM 1-A

Charles Linderman

Charles Linderman, Governor

Date: Sept. 16, 2002

Signature Page to
AGRARIA, LLC FORM 1-A

Richard Schlosser, Governor

Date: Sept. 16, 2002

Signature Page to
AGRARIA, LLC FORM 1-A

[signature]
Brad Weber, Governor

Date: Sept. 16, 2002